SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: August 15, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes              No  X
                              ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On August 14, 2003, OJSC Rostelecom (the "Company") filed its quarterly report for the fiscal quarter ended June 30, 2003 (the "Quarterly Report") with the Russian Federal Commission for the Securities Market as required by the Russian Federation's securities legislation. A copy of the report is attached hereto as
Exhibit 1.

The requirements for the contents of the Quarterly Report and criteria for the information to be disclosed in the Quarterly Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

As a consequence of such differences, the Quarterly Report includes unaudited unconsolidated statutory financial statements of the Company prepared in accordance with Russian accounting standards ("RAS"). RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the Quarterly Report are prepared on a basis different from the basis used to prepare the Company's audited annual consolidated financial statements included in its Annual Reports on Form 20-F.

Terms used in the Quarterly Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

Certain statements in the Quarterly Report are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to:

o the Company's plans to construct and modernize its network; o the Company's plans relating to the expansion of the range of its services; o the Company's plans concerning the restructuring of its branch network; o the Company's expectations as to its position in the telecommunications market;
o the Company's expectations as to the increase of its revenues; and o other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

o risks relating to changes in political, economic and social conditions in Russia; o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies; o risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and o other risks and uncertainties.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable securities laws.

For any questions concerning the Quarterly Report, contact Olga Vladimirovna Mokhoreva, Head of the Securities Department of the Company, by phone at +7
(095)973-9940, by facsimile at +7 (095)787-2850 or by email at
mokhoreva@hq.rt.ru

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 15, 2003               By:     [signed]    Petr Debrianski
                                          -----------------------------------
                                       Name:    Petr N. Debrianski
                                       Title:   Deputy Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number      Description

      1. English translation of the Securities Issuer's Quarterly Report filed with the Federal Commission for Securities Market ("FCSM").

                                                                       Exhibit 1

                                                                        APPROVED
                                             Board of Directors OJSC Rostelecom
                                              Protocol No. 4 of August 13, 2003

     Deputy Chairman of the Board of Directors S. I. Kuznetsov   [signature]
                                                               -----------------
                                                                     (Signature)

                                                                          (Seal)

                      SECURITIES ISSUER'S QUARTERLY REPORT

                              For Quarter II, 2003

   Open Joint Stock Company Long Distance and International Telecommunications
                                   Rostelecom
                              Issuer Code: 00124-A

                  Location: 5 Delegatskaya Str., Moscow 127091.
         Postal address: 14, 1st Tverskaya-Yamskaya Str., Moscow 125047

Information included in this quarterly report is subject to disclosure in accordance with the Russian Federation's securities legislation.

     General Director of OJSC Rostelecom S. I. Kuznetsov     [signature]
                                                         -------------------
                                                                     (Signature)

     Chief Accountant of OJSC Rostelecom A. A. Lutsky       [signature]
                                                        -------------------
                                                                     (Signature)

                                                                   June 30, 2003

(Seal)

   Contact Person: Dmitry V. Bolgov
   Chief Specialist
   Tel.: +7 (095) 973-9979
   Fax: +7 (095) 973-9933
   E-mail: oracb@hq.rt.ru

                          A. Information on the Issuer

9.   Full Company Name of the Issuer
     Open Joint Stock Company Long-distance and International
     Telecommunications Rostelecom

10.  Abbreviated Name
     OJSC "Rostelecom"

11. Information on Changes in the Name and Legal and Organizational Structure of the Issuer Joint Stock Company of the Open Type Long-distance and International Telecommunications Rostelecom JSCOT Rostelecom
     Established: September 23, 1993
     Current name established: July 28, 1998

12. Information on Registration of the Issuer with the State Authorities and on its Licenses Date of state registration of the issuer: September 23, 1993 Number of the State Registration Certificate (or other document confirming the issuer's state registration): 021.833
     The state authority, which effected the registration: Moscow Registration Chamber

     Licenses:
     No.: FLTs 000922-2(III)\BT
     Issue date: December 27, 2000
     Expiry date: December 27, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex Activities: production of building structures and materials

     No.:  FLTs 000922-2 (II)\DT
     Issue date:  December 27, 2000
     Expiry date:  December 27, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  building and construction activities

     No.:  FLTs 005371-1 (I)
     Issue date:  October 25, 2000
     Expiry date:  October 25, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  building and construction activities

     No.:  FLTs 005371-1 (II)
     Issue date:  September 25, 2000
     Expiry date: September 25, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  building and construction activities

     No.:  FLTs 005371-1 (III)
     Issue date:  September 25, 2000
     Expiry date:  September 25, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  production of building structures and materials

     No.:  8701
     Issue date:  October 17, 1997
     Expiry date:  November 1, 2005
     Licensing authority:  State Committee for Communications and
     Informatization of the Russian Federation
     Activities:  rendering local telecommunications services

     No.:  8777
     Issue date:  October 17, 1997
     Expiry date:  January 1, 2004
     Licensing authority:  State Committee for Communications and
     Informatization of the Russian Federation
     Activities: rendering domestic long-distance and international telecommunications services

     No.:  3136
     Issue date:  August 16, 1996
     Expiry date:  October 1, 2006
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

     No.:  3137
     Issue date:  August 16, 1996
     Expiry date:  October 1, 2006
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

     No.:  3138
     Issue date:  August 16, 1996
     Expiry date:  October 1, 2006
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities:  rendering cellular telecommunications services

     No.:  3226
     Issue date:  May 15, 1997
     Expiry date:  May 15, 2007
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities:  rendering of telematic services

     No.:  3227
     Issue date:  May 15, 1997
     Expiry date:  May 15, 2007
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities:  rendering of data transmission services

     No.:  10857
     Issue date:  October 9, 1998
     Expiry date:  October 9, 2003
     Licensing authority:  State Committee for Communications and
     Informatization of the Russian Federation
     Activities:  rendering of telegraph communications services

     No.:  13378
     Issue date:  November 30, 1999
     Expiry date:  November 30, 2004
     Licensing authority:  State Committee for Communications and
     Informatization of the Russian Federation
     Activities: rendering television and radio broadcasting services and transmission of additional data

     No.:  FLTs 000922-2(I)
     Issue date:  April 28, 2000
     Expiry date:  April 28, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  structural engineering activities

13. Taxpayer Identification Number 7707049388

14. Industry of the Issuer

     OKONKh Codes: 52300

15. Issuer's Location, Postal Address and Contact Telephone Numbers

     Location:  5 Delegatskaya Str., Moscow 127091.
     Postal address:  14, 1st Tverskaya-Yamskaya Str., Moscow 125047
     Oel.:  (095) 787-2849  Fax:  (095) 787-2850
     Email:  rostelecom @ nmc.rospac.ru

16.  Information on the Issuer's Auditor

     Name:  Closed Joint Stock Company Ernst & Young Vneshaudit
     Location:  20/12 Podsosensky per., Moscow, 103062
     Tax payer identification number:  7717025097
     Postal address:  20/12 Podsosensky per., Moscow, 103062
     Tel:  (095) 705-9292  Fax:  (095)705-9293
     Email:  moscow@ru.eyi.com

     Information on auditor's license:
     License No.: A003246
     Issue date:  January 17, 2003
     Expiry date: January 17, 2008
     Licensing authority:  Ministry of Finance of the Russian Federation

17. Information on Organizations Registering Rights to Issuer's Securities

     Registrar:
     Name:  Closed Joint Stock Company Registrator-Svyaz
     Location:  15A, Bolshaya Olenya Str., Moscow, 107014
     Postal address: 15A, Kalanchevskaya Str., Moscow, 107078
     Tel:  (095) 933-4221   Fax:  (095) 933-4221
     Email: regsw@asvt.ru

     License:
     License No.: 10-000-1-00258
     Issue date:  October 1, 2002
     Expiry date:  not  defined
     Licensing authority: Federal Commission for the Securities Market of the Russian Federation (FCSM) Date on which the above registrar started maintaining the register of the issuer's registered securities: May 5, 1997 Centralized keeping of issuer's Securities was not performed in the reporting quarter.

18.  The Issuer's Depositary

     None

19.  The Issuer's Participants

     Total number of shareholders (participants): 20 415

     Shareholders (participants) having in their ownership at least 5 % of the issuer's charter capital:

     19.1 Name: Open Joint Stock Company Svyazinvest
          Location:  55, Bldg. 2, Plyuschikha Str., 119121, Moscow
          Postal address:  55, Bldg. 2, Plyuschikha Str., 119121, Moscow
          Share in the issuer's charter capital:  38 %
          Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant):

          19.1.1  Name: Ministry of Property Relations of the Russian Federation
                  Location: 9, Nikolskiy Per., 103685, Moscow Postal address: 9, Nikolskiy Per., 103685, Moscow Share in the charter capital of the issuer's shareholder (participant): 50 % + 1

          19.1.2  Name: MUSTCOM LIMITED
                  Location: 3 Themistoklis Dervis street Julyia House CY-1066 Nicosia Cyprus
                  Postal address: 22/13, Voznesensky Per., 103009, Moscow Share in the charter capital of the issuer's shareholder (participant): 25 % + 1

     19.2 Name: Closed Joint Stock Company ING Bank (Eurasia) ZAO
          Location:  31, Krasnaya Presnya Str., 123022, Moscow
          Postal address:  31, Krasnaya Presnya Str., 123022, Moscow
          Share in the issuer's charter capital: 23.08 % (nominee holder) Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant): None

     19.3 Name: National Depositary Center, a non-commercial partnership
          Location:  1/13, Sredniy Kislovskiy Per., 103009, Moscow
          Postal address:  1/13, Sredniy Kislovskiy Per., 103009, Moscow
          Share in the issuer's charter capital: 13 % (nominee holder) Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant): None

20.  Management Structure of the Issuer

     Management bodies of the issuer are: General Shareholders Meeting, Board of Directors, General Director and Management Board

     Competence of the issuer's general shareholders (participants) meeting under the issuer's charter (foundation documents):

     14.2.1. introduction of amendments and additions to this Charter with the exception of cases stipulated in Clause 4.3. hereof, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Clause 31.3. hereof;

     14.2.2. the Company's reorganization, the decision on which shall be adopted by not less than three quarters of the voting shares of the Company participating in the meeting;

     14.2.3. the Company's liquidation, appointment of the Liquidation Commission, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by shareholders holding voting shares not less than three quarters of the Company's voting shares participating in the meeting;

     14.2.4. election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.5. determination of amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.6. decrease of the Charter Capital of the Company, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.7. election of members to the Audit Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.8. approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

     14.2.9. approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable in each category and class of shares, approval of losses upon the results of a financial year, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

     14.2.10. approval of the Regulations on the Board of Directors, Regulations on the Audit Commission, Regulations on the General Director, Regulations on the General Shareholders Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.11. determination of the procedure for holding a General Shareholders' Meeting drawn up in the form of the Regulations on the General Shareholders Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.12. increase of the charter capital of the Company through increase of the nominal value of shares, the decision on which shall be adopted by a simple majority of shareholders;

     14.2.13 increase of the charter capital of the Company through placement of additional shares by way of public subscription in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

     14.2.14 increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

     14.2.15 placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other securities) are placed by way of closed subscription or public subscription provided that, in the event of public subscription, bonds convertible into Company shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed ordinary shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

     14.2.16. splitting and consolidation of the Company's shares, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.17. approval of transactions in cases and through the procedures stipulated in Clause 32 of this Charter;

     14.2.18. approval of major transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

     14.2.19. decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and class of shares, which is adopted upon the distribution of the Company's profit and loss, upon results of the financial year;

     14.2.20. decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Law of the Russian Federation "On Joint Stock Companies", which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.21. decision on participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.22. decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by this Charter or the federal laws of the Russian Federation, in order to adopt such decision;

     14.2.23. reimbursement, at the Company's expense, of expenses in connection with the preparation and holding of an extraordinary General Shareholders' Meeting in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary General Shareholders' Meeting and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

     14.2.24. formation of the Counting Commission of the General Shareholders' Meeting, if the number of shareholders of the Company is less than 500, the decision on which is to be adopted by a majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.25. decisions on other matters referenced by this Charter, to the competence of a General Shareholders' Meeting.

     14.3. The General Shareholders' Meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20,
     14.2.21, 14.2.22 and 14.2.23, if proposed by the Board of Directors only.

     14.4. The General Shareholders' Meeting shall also be competent to decide on other issues which are regarded by the applicable laws of the Russian Federation, as within the competence of a General Shareholders' Meeting.

     The powers of the issuer's Board of Directors (Supervisory Council) in accordance with the charter (foundation documents):

     23.2 The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except in matters cited hereunder, which are relegated to the competence of the General Shareholders' Meeting.

     23.3 The following issues shall be within the competence of the Board of
     Directors:

     23.3.1 determination of the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

     23.3.2 convening of the annual and extraordinary General Shareholders' Meetings of the Company, except in instances provided for under Section
     55.8 of the Law of the Russian Federation "On Joint Stock Companies";

     23.3.3 approval of the agenda of the General Shareholders' Meeting;

     23.3.4 determination of the date for the preparation of the list of persons entitled to take part in the General Shareholders' Meeting and other issues relegated to the competence of the Board of Directors of the Company pursuant to the law of the Russian Federation and this Charter, and related to the preparation and conduct of the General Shareholders' Meeting;

     23.3.5 submission of the matters provided for under Clause 14.3 hereof to the General Shareholders' Meeting for decision;

     23.3.6 increase of the Company's charter capital by having the Company place additional shares, within the limits of the number and categories of authorized shares, as determined hereunder;

     23.3.7 determination of the market value of property under applicable law of the Russian Federation and this Charter;

     23.3.8 decision-making pertaining to the acquisition of shares placed by the Company, namely bonds and other securities;

     23.3.9 determination of the numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members, as proposed by the General Director;

     23.3.10 recommendations pertaining to the amount of the remuneration and compensation payable to the members of the Audit Commission and determination of the amount to be paid for the services of the external auditor;

     23.3.11 recommendations pertaining to the amount of dividends on the shares of each category and class and procedure for their payment;

     23.3.12 decision-making pertaining to the use of the reserves and other funds of the Company;

     23.3.13 approval of the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with the laws of the Russian Federation, this Charter and the Regulations of the Board of Directors, except the documents for which approval is relegated to the competence of the General Shareholders' Meeting and the executive bodies of the Company;

     23.3.14 establishment and liquidation of branches; establishment and closing of the Company's representative offices, approval of the Model Regulations on the Company Branch (Representative Office) and approval of regulations on branches (representative offices) approved by the General Director and of amendments and additions thereto;

     23.3.15 decision-making pertaining to the Company's participation (accession as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided under Clause 14.2.21 of this Charter;

     23.3.16 decision-making pertaining to the approval of major transactions in the instance provided for under Article 31 hereof;

     23.3.17 decision-making pertaining to the approval of the transactions in the instance provided for under Article 32 hereof;

     23.3.18 appointment and early dismissal of the General Director of the Company;

     23.3.19 determination of the composition, scope and procedure for the protection of information constituting a commercial secret;

     23.3.20 approval of decisions to issue securities, prospectuses for issues of securities and reports on the results of the issuance of the Company securities; quarterly reports of the issuer of issue securities, reports on the results of the acquisition of the Company shares subject to redemption; and amendments and additions thereto;

     23.3.21 approval of the registrar and the terms of the agreement on maintaining the Company's shareholder register; decision-making on the termination of such an agreement with the registrar;

     23.3.22 decision-making pertaining to the reimbursement to the Company officers, including members of the Board of Directors, for losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company as its representative as a result of claims, complaints, demands or amounts of liability against them from any third parties, including the government and municipal agencies;

     23.3.23 decision-making pertaining to the making of insurance agreements to cover the liability of Company's officers, including members of the Board of Directors, for losses inflicted on third parties by the Company's officers in the performance of their official duties and/or exercise of the powers of the Company's representatives;

     23.3.24 consideration of the opinions of the Audit Commission and the external auditor of the Company;

     23.3.25 approval of the terms of the agreements made with the General Director and members of the Management Board;

     23.3.26 consideration of matters related to the remuneration of the General Director for performance results pursuant to the terms of the agreement with the General Director of the Company;

     23.3.27 termination of the agreement with the General Director in the event of early termination of his/her powers;

     23.3.28 decision-making pertaining to the placement by the Company of bonds, and other issued securities where, under the terms of the placement of such shares and other issued securities, they are not convertible into Company shares;

     23.3.29 decision-making pertaining to the placement, by the Company, of bonds convertible into shares and of other issued securities convertible into shares where such bonds (other issue securities) are placed by way of public subscription and may be converted into the Company's ordinary shares, amounting to 25 or less percent of the Company's previously placed ordinary shares;

     23.3.30 decision-making pertaining to the introduction of amendments and additions hereto related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company and to the results of the placement of the Company's shares in the instances provided for under this Charter;

     23.3.31 election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

     23.3.32 appointment of the Secretary of the Board of Directors and determination of the amount of his/her remuneration;

     23.3.33 increase of the charter capital of the Company by way of the Company's placement of additional shares by public subscription, within the limits of the number of authorized shares, if the number of additionally placed shares is twenty-five (25) or less percent of the ordinary shares previously placed by the Company;

     23.2.34 determining the procedure for interacting with organizations in which the Company participates, including the passing of decisions on matters within the competence of the general meetings of participants of subsidiaries (the highest governing bodies of organizations having other legal or organizational forms) in which the Company is the sole participant; and

     23.3.35 approval of the simultaneous holding by the person performing the functions of the Company's individual executive body or members of the Company's Management Board of positions in the governing bodies of other organizations;

     23.3.36 permission to the person performing the functions of the Company's individual executive body to be simultaneously employed in other organizations;

     23.3.37 establishment of standing or ad hoc committees (for consideration of certain issues) of the Board of Directors and approval of their regulations;

     23.3.38 approval of the internal document on the disclosure of information about the Company;

     23.3.39 determination of the aggregate amount of quarterly compensation to the members of the Management Board pursuant to the Regulations on the Management Board;

     23.3.40 approval of the Regulations on the Company's structural subdivision exercising internal control functions; approval of candidates to the position of its head; and consideration of other matters to be decided by the Board of Directors pursuant to the Regulations on the said subdivision;

     23.3.41 monitoring of the enforcement of internal control procedures;

     23.3.42 approval of the terms of the employment contract (supplementary agreements) made by the Company with the head of the Company's structural subdivision exercising internal control functions; and

     23.3.43 other matters relegated to the competence of the Board of Directors under this Charter and the Federal Law "On Joint Stock Companies".

     Competence of the issuer's sole and collegial executive body in accordance with the charter (foundation documents):

     27.4 The General Director acts, without a power of attorney, on behalf of the Company for the following:

-    representing the Company in the Russian Federation and abroad;

- presiding at the General Shareholders Meeting in accordance with the Regulations on the General Shareholders Meeting unless otherwise determined by the Board of Directors;

- arranging for execution of the resolutions of the General Shareholders Meeting and the Board of Directors;

- supervising the Directorate General of the Company, approving the Regulations on the Directorate General (the central apparatus of corporate management of the Company) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedures and forms of remuneration on the basis of the internal document approved by the Management Board and governing the general provisions for labor motivation;

- exercising overall supervision of the operation of the Company's branches and approving Regulations on branches and amendments and additions thereto subject to approval by the Board of Directors of the Company in accordance with the Model Regulations on the Branch (Representative Office) of the Company as approved by the Board of Directors of the Company;

- approving and endorsing the Company's internal regulations except those to be approved, in accordance with Clauses 14.2.11 and 23.3.13 hereof, by the General Shareholders Meeting and the Board of Directors;

- issuing orders, directives and instructions that are binding on all the Company's employees;

- hiring, transferring and dismissing the Company employees, including branch directors and employees, and exercising other rights and performing other obligations of the Company as the employer in labor relations in the manner provided for under applicable law and this Charter;

- approving the List of the Company Employees, including employees of the Company's branches, the authority to appoint (dismiss) whom may not be delegated by the General Director to third parties;

- performing any transactions on behalf of the Company within the limits determined under the Federal Law of the Russian Federation "On Joint Stock Companies" and this Charter;

-    the right to affix the first signature to financial documents;

- issuing powers of attorney on behalf of the Company, including powers subject to delegation;

-    opening bank accounts for the Company;

- organizing and arranging for the compilation of a list of information that can be designated "commercial secrets"; issuing orders and instructions on compliance with the requirements to protect such commercial secrets; and

-    exercising other powers in accordance with applicable law and this Charter.

     27.5 The Management Board, the Company's collective executive body, is guided in its operation by this Charter and the Regulations on the Management Board, which are approved at the General Shareholders' Meeting.

     27.6 The number and personal membership of the Management Board of the Company is to be determined by a decision of the Board of Directors, as nominated by the General Director, in accordance with this Charter.

     27.7 The following management matters of the Company's current operations fall within the competence of the Management Board of the Company:

     27.7.1 determination of the Company's technical, financial, economic and tariff policy;

     27.7.2 preparation of proposals on the main aspects of the Company's operation, including the draft budgets, business plans, development strategies and programs of the Company;

     27.7.3 arrangement of monitoring the Company's financial and business operations;

     27.7.4 determination of the Company's personnel and social policy;

     27.7.5 preparation of materials and draft resolutions on matters to be considered by the General Shareholders Meeting and the Board of Directors, including preparation of proposals on the conclusion of transactions to be approved by the General Shareholders Meeting and the Board of Directors of the Company, on the Company's participation in other organizations, etc.;

     27.7.6 organizational and technical support of the operations of the Company's bodies;

     27.7.7 approval of internal documents governing matters falling within the competence of the Management Board of the Company except for internal documents delegated to the competence of the General Shareholders Meeting and the Board of Directors;

     27.7.8 analysis of performance results of the Company's structural subdivisions, branches and other separate subdivisions and issuance of compulsory instructions on improvement of their performance;

     27.7.9 discussion of organizational matters related to the Company's branches and representative offices and of other matters, in accordance with the Regulations on the Management Board;

     27.7.10 determination of the Company's planning and budgeting methodology;

     27.7.11 determination of the Company's security policy;

     27.7.12 approval of the internal document governing the general provisions on labor motivation, as well as consideration and decision-making on the execution of collective bargaining agreements and arrangements;

     27.7.13 determination of the accounting policy; monitoring of the improvement of book-keeping and managerial accounting techniques and of the introduction of the Company's record-keeping in accordance with the International Accounting Standards;

     27.7.14 establishment of standing or ad hoc committees (for consideration of certain matters related to the preparation of Management Board resolutions) under the Management Board which are not independent bodies of the Company; approval of regulations thereon;

     27.7.15 determination of the amount of personal quarterly compensation to each member of the Management Board as proposed by the Management Board Chairman; and

     27.7.16 approval of internal control procedures.

     The Management Board of the Company may also decide other matters pertaining to the management of the Company's current operations, based on instructions from the Board of Directors, or as proposed by the General Director of the Company, except decisions pertaining to matters relegated to the competence of the General Shareholders' Meeting or the Board of Directors of the Company.

21. Members of Issuer's Board of Directors (Supervisory Council) of the Issuer

     The Board of Directors

     Chairman:  Valery Nikolaevich Yashin

     Members of the Board of Directors:

     Vadim Evgenievich Belov
     Year of birth:  1958

     Positions held during the last 5 years:

     Period:  1997 - 1998
     Organization: Joint Stock Commercial Bank "Mezhdunarodnaya Finansovaya Kompaniya" ("International Financial Company")
     Scope of activities:  banking
     Title:  Deputy Chairman of the Management Board

     Period:  1998 - 1999
     Organization: Moscow representative office of SPK Capital Limited Scope of activities: finance
     Title:  managing director

     Period:  1999 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, Member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Nikolai Pavlovich Emelianov
     Year of birth:  1948

     Positions held during the last 5 years:

     Period:  1995 - present time
     Organization:  Open Joint Stock Company Novgorodtelecom
     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Sergei Ivanovich Kuznetsov
     Year of birth:  1953

     Positions held during the last 5 years:

     Period:  1995 - 1998
     Organization:  Open Joint Stock Company Telecominvest
     Scope of activities:  communications
     Title:  General Director

     Period:  1998 - 2001
     Organization:  Open Joint Stock Company Peter Star
     Scope of activities:  communications
     Title:  General Director

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Alexander Vladimirovich Lopatin
     Year of birth:  1964

     Positions held during the last 5 years:

     Period:  1995 - 1999
     Organization:  RAO UES Russia
     Scope of activities:  energy
     Title: Deputy Director for Asset Management, Director for Asset Management - Deputy Chief of Finance Department, Director of Treasury

     Period:  1999 - 2000
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  First Deputy General Director

     Period:  2000 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, Member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Stanislav Petrosovich Avdiyants
     Year of birth:  1946

     Positions held during the last 5 years:

     Period:  1998 - 2000
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title: Deputy director of the Department of economic forecasting and consolidated planning

     Period:  2000 - present
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title: Executive director of the Department of economic forecasting and consolidated planning

     Share in the issuer's charter capital:  0.000813%
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Stanislav Nikolaevich Panchenko
     Year of birth:  1945

     Positions held during the last 5 years:

     Period:  1996 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Viktor Abramovich Polishuk
     Year of birth:  1938

     Positions held during the last 5 years:

     Period:  1995 - present time
     Organization:  Open Joint Stock Company Rossiyskaya
     Telekommunikatsionnaya Set ("Russian Telecommunications Network") Scope of activities: communications
     Title:  President

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Irina Mikhailovna Ragozina
     Year of birth:  1950

     Positions held during the last 5 years:

     Period:  1997 - 1999
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Head of Service for Share Blocks Management

     Period:  1999 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Director of Corporate Governance Department

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Mikhail Viktorovich Slipenchuk
     Year of birth:  1965

     Positions held during the last 5 years:

     Period:  1997 - 1998
     Organization:  Commercial Bank Metropol
     Scope of activities:  finance
     Title: Head of Securities Department, Chairman of the Management Board on Equity Market

     Period:  1998 - present time
     Organization:  Limited Liability Company Investment Financial Company
     Metropol
     Scope of activities:  finance
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Evgeniy Valer'evich Yurchenko
     Year of birth:  1968

     Positions held during the last 5 years:

     Period:  1996 - 2002
     Organization:  OJSC Bank Menatep Spb
     Scope of activities:  banking
     Title:  Vice-President, member of the Management Board

     Period:  2002 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Valeriy Nikolaevich Yashin
     Year of birth:  1941

     Positions held during the last 5 years:

     Period:  1995 - 1999
     Organization: Open Joint Stock Company "Peterburgskaya Telefonnaya Set" ("Petersburg Telephone Network")
     Scope of activities:  communications
     Title:  General Director

     Period:  1999 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

22. Sole and Collegial Management Bodies of the Issuer and Executive Officers of the Management Organization of the Issuer

     Sole executive body and members of the collective executive body of the issuer:

     Sergei Ivanovich Kuznetsov
     Year of birth:  1953

     Positions held during the last 5 years:

     Period:  1995 - 1998
     Organization:  Closed Joint Stock Company Telecominvest
     Scope of activities:  communications
     Title:  General Director

     Period:  1998 - 2001
     Organization:   Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title:  General Director

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Vladimir Ivanovich Androsik
     Year of birth:  1975

     Positions held during the last 5 years:

     Period:  1997 - 2001
     Organization:    Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title:  Junior Specialist, Specialist, Senior Specialist,
     Finance Manager, Deputy Finance Director for Management Accounting

     Period:  2001 - 2001
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Advisor to General Director for Economy and Finance

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director - Finance Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Dmitry Evgenievich Erokhin
     Year of birth:  1950

     Positions held during the last 5 years:

     Period:  1997 - 2001
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director - Director of TTsMS-9 Branch

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  First Deputy General Director

     Share in the issuer's charter capital:  0.0004%
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Sergey L'vovich Akopov
     Year of birth:  1953

     Positions held during the last 5 years:

     Period:  2000 - 2001
     Organization:  CJSC PeterStar
     Scope of activities:  communications
     Title:  Office-manager

     Period:  2001 - 2003
     Organization:  CJSC Petersburg Transit Telecom
     Scope of activities:  communications
     Title:  Administrative director

     Period:  2003 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director - Administrative Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Vadim Yurievich Izotov
     Year of birth:  1968

     Positions held during the last 5 years:

     Period:  1995 - 2001
     Organization:  Closed Joint Stock Company Severo-Zapadny GSM
     Scope of activities:  communications
     Title: System Programmer, Senior Engineer, Head of Group, Deputy Director - Chief of Information Technology Department Group

     Period:  2001 - 2001
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  advisor to General Director on informational technologies

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title: Deputy General Director - Director for Informational Technologies

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Alexander Vladimirovich Lopatin
     Year of birth:  1964

     Positions held during the last 5 years:

     Period:  1995 - 1999
     Organization:  RAO UES Russia
     Scope of activities:  energy
     Title: Deputy Director for Asset Management, Director for Asset Management - Deputy Finance Director, Director of Treasury

     Period:  1999 - 2000
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  First Deputy General Director

     Period:  2000 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, Member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Alexander Alexandrovich Lutsky
     Year of birth:  1972

     Positions held during the last 5 years:

     Period:  1997 - 2000
     Organization: Closed Joint Stock Company Sankt-Peterburgskie Taksofony Scope of activities: communications
     Title:  Finance Director

     Period:  2000 - 2001
     Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
     Title:  Finance Director

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Chief Accountant

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Vladimir Konstantinovich Mironov
     Year of birth:  1956

     Positions held during the last 5 years:

     Period:  1997 - 2000
     Organization:  Armed Forces of the Russian Federation
     Scope of activities:  military
     Title:  Military Servant

     Period:  2001 - 2002
     Organization:  Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title:  Regime and Security Department Director, Security Department
     Director

     Period:  2002 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director for Human Resources and Security

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Igor Alexeevich Kalugin
     Year of birth:  1964

     Positions held during the last 5 years:

     Period:  1999 - 2001
     Organization:  Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title:  Finance Director

     Period:  2001 - 2003
     Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
     Title:  General Director

     Period:  2003 - present
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  First Deputy General Director, Director of MMT branch

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Marina Dmitrievna Oleshek
     Year of birth:  1961

     Positions held during the last 5 years:

     Period:  1997 - 1998
     Organization:  Erport Management Company Limited
     Scope of activities:  information and human resources service
     Title:  Human Resources Director

     Period:  1998 - 1999
     Organization:   Vacant
     Scope of activities:  information and human resources service
     Title:  General Director

     Period:  1999 - 2001
     Organization:  Open Joint Stock Company Vympelcom
     Scope of activities:  communications
     Title:  Personnel Director

     Period:  2001 - 2003
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title: Deputy General Director of Rostelecom-Director for Structure Development and Personnel Administration

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Vladimir Vladimirovich Terekhov
     Year of birth:  1958

     Positions held during the last 5 years:

     Period:  1997 - 2001
     Organization:  Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title: Engineer of radio relay stations, Manager, Senior Manager, Deputy Technical Director on Development and Engineering

     Period:  2001 - 2002
     Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
     Title: Deputy General Director for Technical Development, Deputy General Director - Technical Director

     Period:  2002 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director and Technical Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Gulnara Shamil'evna Khasianova
     Year of birth:  1970

     Positions held during the last 5 years:

     Period:  1998 - 2002
     Organization: Open Joint Stock Company Rostelecom (branch MMTS-10) Scope of activities: communications
     Title:  Head of Business development department

     Period:  2002 - 2003
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Head of Marketing department, Deputy Commercial Director

     Period:  2003 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director -  Commercial Director

     Share in the issuer's charter capital:  0.000254%
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Person performing the functions of the sole executive body of the issuer:
     Sergei Ivanovich Kuznetsov

23. Remuneration Paid to the Board of Directors (Supervisory Council) Members and Other Executive Officers of the Issuer

     Total remuneration paid to all persons listed in items 21 and 22 in reporting period:
     Salary (rub. 5 242 213
     Bonuses (rub.):  10 572 082
     Commission (rub.):  0
     Other benefits in kind (rub.):  0
     Total (rub.): 15 814 295

     See also items 21 and 22

24. Information on Legal Entities with Issuer's Participation

     Legal entities in which the issuer owns not less than 5 percent of the charter capital

     Name:  Closed Joint Stock Company Westelcom
     Location:  26, Suschevsky Val Str,. 127018, Moscow
     Postal address:  26, Suschevsky Val Str,. 127018, Moscow
     Issuer's share in the charter capital of the legal entity:  100 %

     Name:  Subsidiary Rest House Malakhit
     Location: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
     Postal address: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
     Issuer's share in the charter capital of the legal entity:  100 %

     Name:  Limited Liability Company INFORMTECH
     Location: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
     Postal address: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
     Issuer's share in the charter capital of the legal entity:  99.9 %

     Name:  Closed Joint Stock Company RTC-Center
     Location:  5, Delegatskaya Str., 127091, Moscow
     Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity:  99.001 %

     Name:  Closed Joint Stock Company ROSPAK
     Location:  2a, Bryusov Per., 103009, Moscow
     Postal address:  2a, Bryusov Per., 103009, Moscow
     Issuer's share in the charter capital of the legal entity:  90.8 %

     Name:  Limited Liability Company RTC-Sibir
     Location:  246, Karl Marx Str., 660100, Krasnoyarsk
     Postal address:  246, Karl Marx Str., 660100, Krasnoyarsk
     Issuer's share in the charter capital of the legal entity:  90 %

     Name:  Closed Joint Stock Company Telecomcity
     Location:  5, Delegatskaya Str., 127091, Moscow
     Postal address:  5, Delegatskaya Str., 127091, Moscow
     Issuer's share in the charter capital of the legal entity:  80 %

     Name:  Commercial Bank Russky Aktseptny Bank ("Russian Acceptance Bank")
     Location:  15a, Kalanchevskaya Str., 107078, Moscow
     Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity:  77.59 %

     Name:  Closed Joint Stock Company RTC-Internet
     Location:  5, Delegatskaya Str., 127091, Moscow
     Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity:  63.5 %

     Name: Closed Joint Stock Company Moskovsky Center Novikh Technologiy Telecommunikatsiy
     Location:  46, Arbat Str., 121002, Moscow
     Postal address:  46, Arbat Str., 121002, Moscow
     Issuer's share in the charter capital of the legal entity:  60 %

     Name:  Closed Joint Stock Company Inzhenerny Tsentr
     ("Engineering Center")
     Location:  16, Kazakova Str., 103064, Moscow
     Postal address:  16, Kazakova Str., 103064, Moscow
     Issuer's share in the charter capital of the legal entity:  60 %

     Name:  Closed Joint Stock Company Insurance Company Costars
     Location: Apt. 33-08, 42, Bldg. 3, Leninsky Prospect, 117119, Moscow Postal address: 15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity:  60 %

     Name:  Closed Joint Stock Company Incom
     Location: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Postal address: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Issuer's share in the charter capital of the legal entity: 54.4 %

     Name:  Closed Joint Stock Company Telebarents
     Location:  37, Parkovaya Str., 185014, Petrozavodsk
     Postal address:  37, Parkovaya Str., 185014, Petrozavodsk
     Issuer's share in the charter capital of the legal entity:  51 %

     Name: Closed Joint Stock Company Globalstar Space Telecommunications (Globaltel)
     Location:  25, Bldg. 2, Dubovaya Roscha Str., 127427, Moscow
     Postal address: Office 500, 15, B. Cherkassky Per., 103626 Moscow Issuer's share in the charter capital of the legal entity: 51 %

     Name:  Closed Joint Stock Company Aquapark-RT
     Location:  5, Delegatskaya Str., 127091, Moscow
     Postal address:  5, Delegatskaya Str., 127091, Moscow
     Issuer's share in the charter capital of the legal entity:  50 %

     Name:  Closed Joint Stock Company Rostelecomport
     Location:  22, Oktyabrskaya Str., 188450 Kingisepp, Russia
     Postal address: 22, Oktyabrskaya Str., 188450 Kingisepp, Russia Issuer's share in the charter capital of the legal entity: 50 %

     Name:  Closed Joint Stock Company Telecom-Tsentr
     Location:  25, Dubovaya Roscha Str., 127427, Moscow
     Postal address:  25, Dubovaya Roscha Str., 127427, Moscow
     Issuer's share in the charter capital of the legal entity:  45 %

     Name:  Closed Joint Stock Company Teleport-TP
     Location: All-Russia Exhibition Center, Prospect Mira, 129223 Moscow Postal address: All-Russia Exhibition Center, Prospect Mira, 129223 Moscow
     Issuer's share in the charter capital of the legal entity:  44 %

     Name: Open Joint Stock Company Tsentralnaya Kompaniya Delovaya Set ("Central Company Business Network")
     Location: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Postal address: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Issuer's share in the charter capital of the legal entity: 43.5 %

     Name:  Autonomous Non-Commercial Organization NTTsS TsNIIS-RTC
     Location:  8, 1st Proezd Perova Polya, 111141 Moscow
     Postal address:  8, 1st Proezd Perova Polya, 111141 Moscow
     Issuer's share in the charter capital of the legal entity:  40 %

     Name:  Open Joint Stock Company MMTS-9
     Location:  7, Butlerova Str., 117485 Moscow
     Postal address:  7, Butlerova Str., 117485 Moscow
     Issuer's share in the charter capital of the legal entity:  36.86 %

     Name:  Closed Joint Stock Company Razbeg-Marafon
     Location:  56, Trifonovskaya, 129110 Moscow
     Postal address:  56, Trifonovskaya, 129110 Moscow
     Issuer's share in the charter capital of the legal entity:  33.33 %

     Name:  Open Joint Stock Company RTComm.RU
     Location:  15a, Kalanchevskaya Str., 107078 Moscow
     Postal address:  15a, Kalanchevskaya Str., 107078 Moscow
     Issuer's share in the charter capital of the legal entity:  31.1 %

     Name:  Open Joint Stock Company Teleradiocompaniya Yalta
     Location:  7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine
     Postal address: 7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine Issuer's share in the charter capital of the legal entity: 30 %

     Name:  Open Joint Stock Company RTC-Leasing
     Location:  5, Delegatskaya Str., 127091 Moscow
     Postal address:  42, Bld. 2 Schepkina Str., 129110 Moscow
     Issuer's share in the charter capital of the legal entity:  27.12 %

     Name:  Closed Joint Stock Company Informcouriersvyaz
     Location: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow Postal address: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow Issuer's share in the charter capital of the legal entity: 25.25 %

     Name:  Closed Joint Stock Company Rustel
     Location:  10/4, Staraya Ploschad, 103070, Moscow
     Postal address:  10/4, Staraya Ploschad, 103070, Moscow
     Issuer's share in the charter capital of the legal entity:  25 %

     Name:  Non-governmental Pension Fund Rostelecom-Garantia
     Location:  5, Delegatskaya Str., 127091 Moscow
     Postal address:  15a, Kalanchevskaya Str., 107078 Moscow
     Issuer's share in the charter capital of the legal entity:  24.85 %

            Name: Open Joint Stock Company Moskovskaya Sotovaya Svyaz
                       ("Moscow Cellular Communications")
              Location: 18/20, Vorontsovskaya Str., 109044, Moscow
           Postal address: 18/20, Vorontsovskaya Str., 109044, Moscow
        Issuer's share in the charter capital of the legal entity: 23.5 %

     Name:  Closed Joint Stock Company NTTs Comset
     Location:  7, Zelyony Pr., 111141, Moscow
     Postal address:  7, Zelyony Pr., 111141, Moscow
     Issuer's share in the charter capital of the legal entity:  22.18 %

     Name:  Closed Joint Stock Company MS-Trust
     Location: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Postal address: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity: 20 %

     Name:  Limited Liability Company ChOP Rostelecom-Bezopasnost
     Location:  2, Bldg. 2, Deguninskaya Str., 127486, Moscow
     Postal address: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Issuer's share in the charter capital of the legal entity: 20 %

     Name:  Closed Joint Stock Company Telmos
     Location:  15, Zemledelchesky Per., 119121, Moscow
     Postal address:  15, Zemledelchesky Per., 119121, Moscow
     Issuer's share in the charter capital of the legal entity:  20 %

     Name:  Limited Liability Company Medicom-33
     Location:  16, Malakhitovaya Str., 129128, Moscow
     Postal address:  16, Malakhitovaya Str., 129128, Moscow
     Issuer's share in the charter capital of the legal entity:  18.52 %

     Name:  Limited Liability Company Arkhangelskaya GTS
     Location:  4, Priorova Str., 163071, Arkhangelsk
     Postal address:  4, Priorova Str., 163071, Arkhangelsk
     Issuer's share in the charter capital of the legal entity:  17 %

     Name:  Closed Joint Stock Company RT-Radiotext
     Location:  12, Akademika Korolyova Str., 127427, Moscow
     Postal address: 12, Akademika Korolyova Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 15 %

     Name: Closed Joint Stock Company Transportniye Tsifroviye Seti ("Transport Digital Networks")
     Location: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070
     Postal address: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070
     Issuer's share in the charter capital of the legal entity:  15 %

     Name:  Limited Liability Company Tver Telecom
     Location:  24, Novotorzhskaya Str., 170000, Tver
     Postal address:  24, Novotorzhskaya Str., 170000, Tver
     Issuer's share in the charter capital of the legal entity:  15 %

     Name:  Golden Telecom, Inc.
     Location: National Corporate Research Ltd. In the City of Dover, County of Kent, State of Delaware, USA
     Postal address:  615 South DuPont, Highway, Dover, 19901 USA
     Issuer's share in the charter capital of the legal entity:  15 %

     Name:  Limited Liability Partnership RON
     Location:  5, Delegatskaya Str., 127091, Moscow
     Postal address:  5, Delegatskaya Str., 127091, Moscow
     Issuer's share in the charter capital of the legal entity:  12.4 %

     Name:  Closed Joint Stock Company Expo-Telecom
     Location:  7, Tverskaya Str., 103375, Moscow
     Postal address:  7, Tverskaya Str., 103375, Moscow
     Issuer's share in the charter capital of the legal entity:  11.1 %

     Name:  Closed Joint Stock Company TV-Inform
     Location:  1, Rusakovskaya Nab., 106076, Moscow
     Postal address:  1, Rusakovskaya Nab., 106076, Moscow
     Issuer's share in the charter capital of the legal entity:  10.5 %

     Name:  Open Joint Stock Company Avianet
     Location: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Postal address: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Issuer's share in the charter capital of the legal entity: 10.3 %

     Name:  Closed Joint Stock Company Telekros
     Location:  27, Presnensky Val, 123557, Moscow
     Postal address:  27, Presnensky Val, 123557, Moscow
     Issuer's share in the charter capital of the legal entity:  10 %

     Name:  Closed Joint Stock Company VestBalt Telecom
     Location:  32, Leninsky Pr., 236040, Kaliningrad
     Postal address:  32, Leninsky Pr., 236040, Kaliningrad
     Issuer's share in the charter capital of the legal entity:  10 %

     Name:  Closed Joint Stock Company Sankt-Peterburgskiy Center
     Electrosvyazi
     Location: 24, Prospect Bolshevikov, 193232, Saint-Petersburg Postal address: 24, Prospect Bolshevikov, 193232, Saint-Petersburg Issuer's share in the charter capital of the legal entity: 9.4 %

     Name:  Association of Telecommunications of Povolzhye Region
     Location:  1/3, Kuprina Str., 440606, Penza
     Postal address:  1/3, Kuprina Str., 440606, Penza
     Issuer's share in the charter capital of the legal entity:  9.09 %

     Name:  Closed Joint Stock Company Registrator-svyaz
     Location: 15a, Bolshaya Olenya Str., 107014, Moscow
     Postal address: 15a, Kalanchevskaya Str., 107078 Moscow
     Issuer's share in the charter capital of the legal entity:  8.64 %

     Name:  Closed Joint Stock Company Ramsatcom
     Location:  32-A, Leninsky Prospect, 117334, Moscow
     Postal address:  3, Bldg, 2, 109028, Moscow
     Issuer's share in the charter capital of the legal entity:  6.55 %

     Name:  Closed Joint Stock Company Teleinf
     Location: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow Postal address: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 6.25 %

     Name:  Closed Joint Stock Company Rossiyskiye Informatsionniye Tsentry
     Location:  3, 1st Tverskaya-Yamskaya Str., 125047, Moscow
     Postal address: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow Issuer's share in the charter capital of the legal entity: 6.18 %

     Name:  Limited Liability Company Svyaz Expertiza
     Location:  22, Bldg. 22, Marxistskaya Str., 109147, Moscow
     Postal address: 22, Bldg. 22, Marxistskaya Str., 109147, Moscow Issuer's share in the charter capital of the legal entity: 5.7 %

     Name: Non-Commercial Partnership Tsentr Issledovaniy Problem Razvitiya Telecommunikatsiy
     Location:  55., Bldg. 2, Plyuschikha Str., 119121, Moscow
     Postal address: 55., Bldg. 2, Plyuschikha Str., 119121, Moscow Issuer's share in the charter capital of the legal entity: 0 %

25. Participating Shares of All Legal Entities where the Issuer Owns 5 % of the Charter Capital, and Shares of the Executives of Such Legal Entities in the Issuer's Charter Capital

     [Skipped for the purposes of Form 6-K]

26.  Other Affiliates of the Issuer

     [Skipped for the purposes of Form 6-K]

27. The Issuer's Share in Charter Capitals of Affiliated Legal Entities

     See sections 24, 25, 26

28. Share of the Issuer's Affiliates as Well as the Share of Founders and Executive Officers of Such Affiliates in the Issuer's Charter Capital

     See sections 24, 25, 26

29. Persons Holding at Least 5 % of Votes in the Issuer's Supreme Management
Body

     Name: Open Joint-Stock Company Svyazinvest
     Share:  50.67 %

     Name:  Close Joint-Stock Company ING Bank (Eurasia) ZAO (nominee holder)
     Share:  25.47 %

     Name: National Depositary Center, a non-commercial partnership (nominee holder)
     Share:  11.45 %

30. Issuer's Participation in Industrial, Banking and Financial Groups, Holdings, Concerns and Associations

     Organization: Association of Telecommunications Enterprises of the Povolzhye Region Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

     Organization: Association of Telecommunications Enterprises of Sibiria and Far East Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: co-ordination of entrepreneurial activities of the Association members, contributing to development of cooperation and production specialization, arrangement of meetings, seminars for directors and specialists of telecommunications enterprises.

     Organization: Association of Telecommunications Of Tsentralno-Tchernozemny Region
     Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

     Organization: Association of Operators of the Federal Network of Business Services ISKRA Issuer's position and role in the Organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: contributing to development of Interrelated Communications Network of the Russian Federation, contributing to development of allocated federal network of the business services Iskra.

31. Issuer's Subsidiaries and Representative Offices

     Name: North-western Branch
     Location:  5, Dostoyevskogo Str., 191002, Saint-Petersburg
     Postal address: 5, Dostoyevskogo Str., 191002, Saint-Petersburg The head: Evgeny Vladimirovich Gerasimov
     Opening date:  September 23, 1993
     Power of Attorney expiry date:  March 5, 2006

     Name:  Branch of Povolzhye Region
     Location:  292, Sadovaya Str., 443001, Samara
     Postal address:  292, Sadovaya Str., 443001, Samara
     The head:  Sergei Valeryevich Omelchenko
     Opening date:  September 23, 1993
     Power of Attorney expiry date: March 5, 2006

     Name: Siberian Branch
     Location: 33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk Postal address: 33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk The head: Anatoly Ivanovich Parfenov
     Opening date:  February 5, 1993
     Power of Attorney expiry date: March 5, 2006

     Name:  South Branch
     Location:  344006, 152 Pushkinskaya Str., Rostov-on-Don
     Postal address: 344006, 152 Pushkinskaya Str., Rostov-on-Don The head: Aleksandr Leonidovich Afanasiev
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 8, 2004

     Name:  Ural Branch
     Location:  4a, Asbestovsky Per., 620067, Ekaterinburg
     Postal address:  4a, Asbestovsky Per., 620067, Ekaterinburg
     The head:  Nikolay Ivanovich Vydrya
     Opening date:  February 5, 1993
     Power of Attorney expiry date: March 5, 2006

     Name: Far Eastern Branch
     Location:  23, Pushkina Str., 680000, Khabarovsk
     Postal address:  23, Pushkina Str., 680000, Khabarovsk
     The head:  Vladimir Viktorovich Novishkov
     Opening date:  February 5, 1993
     Power of Attorney expiry date: March 5, 2006

     Name:  Professional Education Nentre (UPTs RT)
     Location: p/o Bekasovo, Naro-Fominsky Disctrict, 143380, Moscow Region Postal address: p/o Bekasovo, Naro-Fominsky Disctrict, 143380, Moscow Region
     The head:  Olga Viktorovna Zaytseva
     Opening date:  26.08.1997
     Power of Attorney expiry date:  September 30, 2005

     Name:  Long-Distance and International Telephone (MMT)
     Location:  30, Goncharnaya Str., 109172, Moscow
     Postal address:  30, Goncharnaya Str., 109172, Moscow
     The head:  Igor Alekseevich Kalugin
     Opening date:  September 23, 1993
     Power of Attorney expiry date: March 5, 2006

     Name: Main Control Center of Long-Distance Communications and Television (GTsUMS)
     Location:  25, Dubovaya Roscha Str., 127427, Moscow
     Postal address:  25, Dubovaya Roscha Str., 127427, Moscow
     The head:  Alexei Evgenyevich Shevchenko
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  July 19, 2005

     Name:  Representative Office of the Open Joint-Stock Company
     Long-Distance and International Telecommunications Rostelecom in Geneve, Switzerland
     Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Postal address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
     The head:  Alexander Ivanovich Kushtuev
     Opening date:  May 14, 1999
     Power of Attorney expiry date:  December 18, 2003

     Name:  Representative office in Erevan, Republic of Armenia
     (28, Nalbandyana Str., 375010, Erevan)
     Location:  28, Nalbandyana Str., 375010, Erevan
     Postal address:  28, Nalbandyana Str., 375010, Erevan
     The head:  Igor Alexandrovich Slavgorodsky
     Opening date:  April 11, 2002
     Power of Attorney expiry date:  May 28, 2003

     Name:  Central Branch
     Location: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow Postal address: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow The head: Vladimir Alexandrovich Petrov
     Opening date:  January 1, 2002
     Power of Attorney expiry date:  January 9, 2005

32.  Number of the Issuer's Employees

     The Issuer's average staff on the payroll, including those employed at its branches and representative offices, was 28 684 in the reporting period.

33. Description of the Issuer's Principal Activities

     Company's position within the Industry

          Rostelecom is the largest Russian operator of fixed communications in the Russian Federation. It has an up to date nationwide digital trunk network. In all Russia's regions, apart from Moscow, the Company is an operator for operators, providing a full range of services via its trunk network, and linking Russian operators' networks in Russia into a unified transnational network.
          On the Moscow market the Company provides international and long-distance telecommunications services to end-users through the last-mile infrastructure of the local telecommunications operator, and submits bills directly to customers.
          The Company is the only Russian operator, which has a license for both incoming and outgoing international traffic. It participates in 30 international cable systems and works with 400 international operators.
          Over recent years there has been consistent growth in the market for communications services, and a corresponding increase in the Company's income. In 2002 the Company maintained its leading position on the market for long-distance telecommunications, with the following market shares:

o Long-distance traffic throughout Russia was 87 % in physical terms; o Outgoing international traffic from Russia was 80 % in physical terms; o Incoming international traffic was 54 % in physical terms; o Moscow market for long-distance and international traffic from end-users
     (including MGTS subscribers, alternative and mobile operators) was 47 % in physical terms.

Prospects for development in 2003

          Today the Company's top priority is preparing for the forthcoming de-monopolization of the telecommunications' market. In this connection the Company is undertaking a series of measures to enable it to reposition itself during the building of a balanced market for telecommunications services in Russia.

     Overall market objectives:
o Optimizing the system of mutual settlements between operators for long-distance and international services to create a balanced market model;
o Securing an overall rise in Company incomes from provision of all telecommunications services;
o Formalizing the Company's business processes for service provision so as to improve quality and speed in serving clients.

     Objectives on the market for telecommunications operators:

     Objectives on the national market of regional operators providing local telecommunications services: o Strengthening the Company's dominant position on the market for service provision to regional operators; o Stimulating a rise in traffic from regional operators; o Securing an increase in income from providing long-distance and outgoing international traffic from regional operators.

     Objectives on the national market of alternative operators:
     -----------------------------------------------------------
o Expanding the regional client base by including new alternative operators; o Securing an increase in income from providing long-distance and outgoing international traffic from alternative operators.

     Objectives on the international market: o Strengthening cooperation with national international operators; o Securing growth in incoming international traffic on the Company's network; o Securing a reduction in standard charges, including:
- Optimizing the current links with international operators, and closing unprofitable routes, transferring part of the traffic to transit.
o Reducing the amount of mutual payables and receivables with international operators;
o Expanding access to international traffic exchange points in order to set up cooperation with the major alternative international operators.


Objectives on the Moscow end-users market:
o Stop the reduction in the Company's market share in service provision to end-users in Moscow by optimizing its tariff policy; o Increase income by offering intelligent network communications; o Reverse the trend to falling income from services to end-users on the Moscow market.

Main risk factors relating to the Company's business

     The Company faces risks associated with the Russian legal system, which include the following: o The dependence of the judiciary on diverse economic, political and national factors; o The failure of executive bodies to take account of judicial decisions when applying legal norms to matters which have already been judicially decided;
o Inconsistencies in municipal, regional and federal laws; o Lack of consistency in the courts' interpretations of legislative acts.

          Regulation of telecommunications may also be subject to political influence. Because of this decisions of a regulatory nature may be taken on grounds other than legal grounds, and lead to unfavorable consequences. At present the telecommunications industry is regarded as a natural monopoly, and so under the law the Company's business is controlled by the Ministry for Antimonopoly Policy and Support of Business.
          At present the Company is obliged to comply with requirements in regard to licensing, competition, allocation of frequencies, and other general requirements on business pertaining to the public provision of telecommunications services. Amendments to legislative and regulatory acts which govern the telecommunications industry, and other decisions of the supervisory authorities which affect the Company's activity and that of its competitors, may all have a substantial effect on the Company's operations and their continuity.
     The services, which the Company offers, are based on high technology. Hence to maintain its market share and level of competitiveness the Company must always be aware of and exploit the rapid developments in technology, and offer price-competitive services, which are consistent with the ever-changing standards in the industry.

34. Investment Declaration. Description of the Issuer's Activity

     To be provided by investment funds only.

35.  Plans for the Issuer's Future Activity

Investment Policy

          The main objective of Rostelecom's investment program is to further develop and modernize the integrated digital telecommunications network, which will in turn strengthen the Company's position in all segments of Russia's long-distance telecommunications market. The investment program focuses on the following major areas:
- Construction of high-speed fiber optic telecommunications trunk lines which will provide the Company with access to new international routes, link the country's major cities to the Company's network, as well as create a backup system for existing telecommunications lines.
- Reconstruction of existing telecommunications trunk lines using dense wavelength division multiplexing ("DWDM") technology aimed at an increase in the network's throughput capacity by a multiple of 10 or even 100. Networks using this technology operate much faster, have a larger capacity, and relatively low production costs.
- Expansion of the existing Automatic Switching Nodes, International Switching Centers, and the Automatic Trunk Exchanges. - Construction of a modern flexible multiplexers network in order to optimize operation of the trunk network, and to provide customers with the option to lease digital channels with optimal throughput capacity. - Phasing out of analog trunk lines along with the expansion of the digital network.

     Main investment projects in 2003:

          Rostelecom plans to invest approximately RUR 4,521 million in 2003 in the development of its fiber optic line network and in the expansion and upgrade of its services. The Company plans to use cash from operations and external financing sources to fund these projects. The investment program for the year 2003 includes the following major projects:

          Gatikha to Apastovo FOL
          The completion of the Gatikha to Apastovo line in the Central and Volga regions, with a branch to Nizhny Novgorod and Cheboksary, will provide a backup for the European part of the Moscow to Khabarovsk trunk line, and provide Nizhny Novgorod and Cheboksary Automatic Trunk Exchanges with access to the Company's trunk network.

          Kaliningrad Gvardeisk FOL
          The completion of the Kaliningrad to Gvardeisk FOL with a branch to the Lithuanian border, will link Kaliningrad to Rostelecom's network by a digital line, and expand the Company's international network.

          International Russia to Azerbaijan FOL
          The completion of the Russia to Azerbaijan FOL that will connect the Russian and Azerbaijan International Switching Centers, and also strengthen Rostelecom's market position in traffic exchange in the Caucasus and the Middle East.

          Expansion of four AMTSs in Moscow
          The expansion of four AMTSs in Moscow, construction of an AMTS in Pavlov Possad, and commissioning of an International Trunk Exchange ("MNTS") in Kaliningrad will increase the number of the Company's long-distance and international channels and improve the quality and range of communications services.

Strengthening Rostelecom's Position in its Key Markets

          Rostelecom's top priority is to prepare for the forthcoming liberalization of the Russian telecommunications market. The Company is undertaking substantial measures to reposition Rostelecom as a commercially successful and competitive operator. One of the key conditions for the Company's success under these new market conditions is the elimination of cross-subsidies, whereby unprofitable local communications networks are subsidized by revenue from domestic long distance and international long-distance telecommunications services. Hence, during 2003 the Company's main objectives are:

          - Optimizing the system of settlements between operators for domestic and international long-distance traffic aimed at creating a balanced market model; and

          - Fostering new business processes and a culture of customer service in order to achieve high quality service standards.

     Regional Operators Market
     One of the main priorities of Rostelecom in 2003 will be the reform of the DLD settlement system through the phasing out of the Integral Settlement Rate ("ISR"). ISR was introduced in 1997 for settlements between Rostelecom and regional operators for domestic long-distance traffic throughput and termination. ISR is calculated using two basic components - a linear charge and a termination charge. The linear charge is the rate that Rostelecom gets for each minute of DLD traffic sent through its network by an IRC and is calculated as a certain amount of rubles per minute per 50 km. Termination charge is the rate that is calculated based on the balance of incoming and outgoing traffic between each two regions during a one-year period. ISR lacks transparency and leads to distortions in settlements between Rostelecom and IRCs. This opens opportunities for alternative operators to bypass Rostelecom's network, thus resulting in lower revenues.

          The reform of the settlement system lies within the framework of the Russian government's initiatives to improve transparency and ensure precision of settlements between operators and implies the phasing out of ISR and resuming use of the Linear Settlement Rate and Terminaiton Settlement Rate as a tariff-setting mechanism. This move will significantly improve the transparency of settlements, ensure ability to account for trends of traffic growth and incoming vs. outgoing traffic changes between the regions. For more information on the Linear Settlement Rate and Termination Settlement Rate please refer to Item 4.B. "Business overview".

     After the phasing out of the ISR, Rostelecom plans to take several additional steps to optimize the settlement system between operators, including: - Optimizing the level of the Linear Settlement Rate charged for traffic transit by Rostelecom; - Bringing the Termination Settlement Rate charged by regional operators in line with the local access tariffs; - Changing the settlement system for international long-distance traffic; and - Optimizing end user tariffs for international telecommunications services (introducing flexible tariff schemes and an incentive system).

     Moscow Market

     Moscow is the only region in Russia where Rostelecom has a relationship with end users, providing domestic and international long-distance services through the local provider's network and billing subscribers directly. The Moscow telecommunications market is fiercely competitive, particularly in the corporate customer segment.

          Rostelecom's Moscow market share has persistently declined, particularly in this corporate customer segment, resulting in deteriorating revenues from subscribers.

          In February 2003, the Company completed assembling a new management team for its Moscow business unit - The Long-Distance and International Telephone (MMT). The professional skills and commercial experience of the new team will facilitate changes in MMT needed to strengthen Rostelecom's position in the Moscow market.

          The new team's main objective for 2003 is to stabilize the Company's present position in the Moscow long-distance services market and reverse the persistent decline in revenue.

     In order to achieve this objective it will be necessary to address weaknesses with the following measures:

1. Reorganize the technological and business processes within MMT in order to raise the quality of customer services through:

     - A customer-focused organizational structure with a dedicated center responsible for sales and customer servicing;

     - Introduction of a new information and billing system to optimize the settlement process with subscribers, facilitate the introduction of a flexible tariff policy for different customer groups, and gather data to monitor and improve service quality.

2. Prevent the loss of international and domestic long-distance traffic to alternative operators by:

     - Pursuing a flexible tariff policy for international long-distance services;

     - Lobbying for new methods of state regulation of tariffs for domestic long-distance services that will account for the current market conditions; and

     - Introducing a relationship management approach to key customers.

3. Offset the impact of lost long-distance traffic by developing high-tech telecommunications services such as:

     - Intelligent network services ("free phone", "tele-voting", etc.); and - Universal service telephone card:
          - complete creation of a unified technical platform for telephone service cards (integration of telephony with Internet access),
          - introduction of additional information services using the card platform, and
          -    lobbying for de-regulation of telephone card services.

     International Operators Market

     In 2002, Rostelecom reviewed its international operators strategy and stepped up cooperation with the largest international operators. This approach successfully reversed the falling trend in incoming international traffic. In 2002, the Company's incoming international traffic rose by 12% to 973.3 million minutes over 869 million minutes in 2001. The international traffic increased for the first time in several years because Rostelecom changed its approach and introduced a competitive pricing strategy. The growth in traffic, however, was offset by a decline in settlement rates. Prior to 2002, Rostelecom's rates for international traffic were significantly higher than the market rates.

     Rostelecom's main objectives for 2003 in the international market segment are as follows: - Further optimization of settlement rates, closing down unprofitable routes, terminating satellite channels and redirecting traffic to terrestrial cable systems, as well as more efficient traffic routing;
- Reducing the amount of accounts payable to and receivable from international operators; and
- Securing and expanding access to international traffic exchange points, including London and Stockholm, in order to establish agreements with large international alternative operators.

          Until mid-2002 Rostelecom worked exclusively with international operators that operated on a national scale. At the same time, the liberalization in most European countries and in the USA has led to the emergence of large alternative operators with significant subscriber bases and traffic volumes, including calls to Russia. One of Rostelecom's main objectives is to develop business with these operators in the international market. To achieve this, the Company is establishing a presence in the main European traffic exchange points. Cooperating with alternative operators will enable Rostelecom to acquire additional traffic volumes that at present bypass its network, and also to reduce the cost of outgoing international traffic.

36. Data on the Issuer's Charter Capital

     Amount of the issuer's charter capital (rub.): 2,428,819.4725

     Charter capital breakdown by share category:
     Ordinary shares:
       total amount (rub.):  1,821,740.8
       Share of the charter capital:  75.005196 %
     Preferred shares:
       total amount (rub.):  607,078.6725
       Share of the charter capital:  24.994804 %

37. Data on the Participation of the State (Municipal Formation) in the Issuer's Charter Capital

     Share of the issuer's charter capital being the state (municipal) property:
     None

     Share of the block of the issuer's shares held in the state (municipal) property: None

     Existence of the special right of the Russian Federation, its subjects and municipal formations to participate in the issuer's management ( "golden share "): no such right exists

38.  Data on the Issuer's Authorized Shares

     38.1
     Category of shares:  ordinary
     Form of shares:  registered, non-documentary
     Full name of category/class of authorized shares:  ordinary
     Par value (rub.):  0.0025
     Number:  905,330,221
     Total (rub.):  2,263,325.5525
     Terms of placement: 8.1. the company is entitled to place its shares, and other securities that are convertible into shares through both public and closed subscriptions, except in cases when the applicable laws of the Russian Federation permit the placement of shares only through public subscription.

     The procedure and term of the shares' placement through public or closed subscription shall be determined by the Board of Directors or the General Shareholders' Meeting of the Company, as stipulated in Clause 6.4. and Clause 6.5. [of its Charter].

     8.2. When increasing the charter capital by placing additional shares, the placed shares should be paid for at the market value, which shall be established by the Board of Directors together with the issue of the charter capital increase, through the procedure and by methods stipulated by the applicable laws of the Russian Federation. Herewith, the market value of the shares being placed may not be established lower than their nominal value.

     The Company shall place shares at equal market price which shall be applicable to all buyers of the securities during the whole term of placement of shares.

     8.3. When additional shares are placed, the Company and any buyer of shares execute a civil law agreement on the purchase of shares. Pursuant to such agreement, the placed shares shall be paid for within the term specified pursuant to the decision on their placement, but not later than one year following the moment of placement thereof. The shares payable in monetary form shall be paid for at the moment of acquisition thereof in accordance with the decision on placement of such shares. The shares which are not paid in monetary form, are to be paid in full at their acquisition unless the decision on placement of additional shares provides for otherwise.

     8.4. The shares being placed may be paid for in money, securities, other property or property rights, or other rights which have a monetary value.

     Herewith, the shares being placed may not be paid by offsetting the buyer's claims to the Company, nor may such shares be paid with other securities of the Company.

     The form of payment for the additional shares is to be determined by the decision on the placement of such shares.

     In the event that additional shares are placed through public subscription, payment for the shares shall be effected only in monetary form unless the decision on the placement of additional shares provides otherwise.

     8.5. Where the shares are to be paid for in non-monetary form, the monetary value of the property contributed as payment for the shares shall be determined by a majority of votes of members of the Board of Directors present at the meeting. Herewith, the market value of the property contributed as payment for the shares shall be determined through a procedure established by the applicable laws.

     8.6. The Audit Commission of the Company shall select and retain an independent evaluator whose participation in assessing the market value of the contributed property is a mandatory requirement of the applicable laws of the Russian Federation for the payment of shares with non-monetary means.

     38.2
     Category of shares:  preferred
     Class of shares:  A
     Form of shares:  registered non-documentary
     Full name of category/class of authorized shares: preferred, class A Par value (rub.): 0.0025
     Number:  531
     Total amount (rub.):  1.3275
     Terms of placement:  see previous section

39. Material Contracts and Obligations of the issuer

     None

40. Issuer's Obligations Associated with the Issuance of Shares and Securities Convertible into Shares

     9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

41. Information on Sanctions Against the Issuer and the Issuer's Involvement in Proceedings and Investigations

     Sanctions against the issuer imposed by governmental bodies, court, during reporting quarter financial year and three financial prior years.

      Sanction imposed on:  August 17, 2001
     Imposing body: Sverdlovsk Territorial Department of Ministry of Antimonopoly Policy of Russia
     Reasons for imposing:  violation of Article 18 of the Law
     "On Competition and Limitation of Monopolistic Activities on Commodities Markets"
     Type of sanction:  administrative penalty (fine)
     Sanction amount (rub.):  25,000
     Degree of execution of the sanction:  executed

     Sanction imposed on:  October 6, 2001
     Imposing body: Federal Commission for the Securities Markets of the Russian Federation
     Reasons for imposing: violation of paragraph 5 of the Regulations on Quarterly Report of the issuer of Securities, adopted by the Resolution of FCSM of Russia as of August 11, 1998 No. 31
     Type of sanction:  administrative penalty (fine)
     Sanction amount (rub.):  10,000
     Degree of execution of the sanction:  executed

     Description of substance of all on-going or ceased trials in the reporting quarter, that may substantially influence issuer's activities:

1. Case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to Savings Bank of the Russian Federation arising from the undue performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to the payment order of August 2, 1999 No. 99666 in the electronic form.

          Pursuant to its ruling of May 31, 2000, the court of the first instance left the claim without consideration due to the non-observance of the pre-trial procedure for the dispute settlement envisaged by the agreement. Appellate division of the court upheld the above ruling in its ruling dated July 27, 2000.

          In its ruling dated September 28, 2000, the Federal Arbitrazh Court of the Moscow Region repealed the above acts, and the case was transferred to the first instance of the Arbitrazh Court of the City of Moscow.

          Arbitrazh Court of the City of Moscow ruled against the Company, and the appellate division upheld that decision. On March 22, 2001 cassational division repealed the acts of the lower divisions and transferred the case to a new consideration. In the decision of July 6, 2001, the Arbitrazh Court of the City of Moscow ruled that a technical expertise should be held to examine electronic payment system of the "Client-Sberbank" system. Due to receiving of the expertise's conclusion the Court resumed the proceedings pursuant to the decision of July 6, 2002. In connection with necessary of experts' summoning at the Court session, processing of cases was adjourned. On January 4, 2003 Arbitrazh Court of the City of Moscow resumed the interrogation of experts. At court sessions held in January-February 2003, experts were questioned and examination results were explored. By decision dated March 11, 2003, satisfaction to the plaintiff's claims was denied. OJSC Rostelecom filed an appellate complaint on April 11, 2003. The complaint is being considered by the court; several court sessions took place in May-June 2003.

2. A court case initiated upon OJSC Rostelecom's claim to the Moscow Inter-District Tax Inspectorate No. 40 on invalidation of the latter's Decision dated October 29, 2002 on the imposition of tax liability for the violation of tax law, namely, the failure to pay (failure to fully pay) the Unified Social Tax as a result of incorrect tax calculation, in form of a fine in the amount of 20% of the tax amount not paid - 384,293.23 rubles, as well as the collection of the tax amount not paid - 1,921,466.16 rubles from OJSC Rostelecom.

          From the tax authority's point of view, in the process of the calculation of the Unified Social Tax amount and its advance payment for the first half of 2002 OJSC Rostelecom calculated incorrectly the amount of expenses for the purposes of state social insurance. Pursuant to the ruling of Arbitrazh Court of the City of Moscow, a preliminary hearing was held on December 23, 2002. Pursuant to its ruling of January 22, 2003, the court of the first instance Decision of the Moscow Inter-District Tax Inspectorate No. 40 dated October 29, 2002 was declared invalid as not in compliance to the tax legislation. In its resolution of June 17, 2003, the Federal Arbitrazh Court of the Moscow Region, based on results of consideration of the complaint filed by Moscow Inspectorate No. 40 of the Ministry of Taxes and Collections, upheld the decision rendered by the first instance court.

3. Court cases initiated upon OJSC Rostelecom's claims to the Moscow Inter-District Tax Inspectorate No. 40 on invalidation of the latter's Decisions on the imposition of tax liability for violation of tax law, namely, the failure to pay the VAT as a result of the non-justification of the VAT zero-rate application for the period from December 2001 to May 2002 when rendering services to foreign diplomatic representative offices and agencies equated to such, as a consequence of the failure to deliver a full set of documents in accordance with the Regulation of the Government of the Russian Federation No. 1033 approving "The Rules of the VAT Zero-Rate Application when Rendering Services for the Official Use by Foreign Diplomatic Representative Offices and Agencies Equated to Such", dated December 31, 2002, in form of a fine in the amount of 20% of the tax amount not paid - 19,377 rubles in aggregate, as well as Decision on the collection from OJSC Rostelecom of the VAT amount not paid - 216,303.80 rubles in aggregate. By results of court sessions held on February - March 2003 OJSC Rostelecom's applications for the period of December, January, April 2002 were allowed completely, for the period of February and May 2002 - were allowed partly, application for the period of March was rejected. Court proceedings on appeals in response to decisions of the first instance court dated February 25, 2003, February 26, 2003, March 19, 2003 were scheduled for April - May 2003. As per results of consideration of the appellate complaints filed by OJSC Rostelecom, the decisions rendered by the first instance court were upheld. OJSC Rostelecom plans to file its cassational complaints in July-August 2003. Pursuant to the resolution of June 17, 2003, issued by the cassational instance upon results of consideration of the cassational appeal filed by Moscow Inspectorate No. 40 of the Ministry of Taxes and Collections, the case concerning application of a zero rate to the VAT due for December 2001 was referred to the first instance of Moscow Arbitrazh Court for retrial. A preliminary hearing is scheduled for July 23, 2003.

4. A court case considering by the Arbitrazh Court of the City of Moscow upon a claim to the military unit 52686 of the Ministry of Defense of the Russian Federation. The claim was made on exacting the debts in amount of 32,822,803.56 rubles and interest fee in amount of 12,485,622.17 rubles from the troop (military) unit. These debts are arisen from non-performance of the Agreement dated March 24, 2000 in part of payment for the telecommunications services provided to the military unit. Preliminary hearings scheduled for March 25, 2003, were adjourned on May 6, 2003. Based upon results of changing the claims in the part concerning the interest amount, Moscow Arbitrazh Court resolved on June 2, 2003, to satisfy OJSC Rostelecom's claim for 32,822,803.56 rubles of principal debt and 12,783,859.27 rubles of interest for the use of other person funds.

5. Case considered by the Moscow Arbitrazh Court upon the claim of OJSC Rostelecom against Joint Stock Bank Sberbank of Russia, Joint Stock Company Saules Bank (Latvia), Joint Stock Company Lateco Bank (Latvia) and Elmeks LLC (USA) for 29,580,871 rubles of damages caused by the banks' joint breaches of the bank operating procedures while executing the payment order No. 99666 of August 2, 1999, and by subsequent transfer of the funds withdrawn pursuant to the said payment order from OJSC Rostelecom's settlement account. In connection with reorganization of Joint Stock Company Saules Bank, its legal successor Joint Stock Company Rietumu Bank was recognized a co-defendant in the case. A preliminary hearing took place on June 19, 2003. The next court session to judge upon results of the both hearings is scheduled for September 2003.

          Description of grounds for all on-going or finalized investigations of the issuer in the reporting quarter, carried out by the governmental authorities, and audits of the issuer carried out at the request of its participants (shareholders): None

42. Material Facts (Events, Actions) Taking Place in the Reporting Quarter

     Date of occurrence of the fact (event, action): April 15, 2003 Code:
     0100124A15042003

Description: In accordance with the Board of Directors' decision the following changes have been introduced to the composition of Company's Management Board:

     Included:
- Sergey L. Akopov - Deputy General Director, Administrative Director OJSC Rostelecom; - Igor A. Kalugin - 1st Deputy General Director - Director of MMT subsidiary OJSC Rostelecom; - Gulnara S. Khasyanova - Deputy General Director, Commercial Director, OJSC Rostelecom.
     Excluded:
- Igor V. Zabolotny - General Director, OJSC Dalsvyaz;
- Alexander V. Mikhalev - Deputy General Director, Administrative Director OJSC Rostelecom.

     Date of occurrence of the fact (event, action): April 14, 2003 Code:
     1500124A15042003

     The Board of Directors set the record date (the date when the list of shareholders entitled to participate in the AGM and to receive dividends for 2002 is composed) of April 28, 2003.

     Date of occurrence of the fact (event, action): April 14, 2003 Code:
     1300124A15042003

     The Board set the date for Rostelecom's Annual General Shareholders Meeting (hereinafter - the AGM) as June 15, 2003 to be held at the business-center "Five seas" (Moscow, Prospect Mira, All-Russian Fairs Center (VVC), pav.
     38).

     The Board recommended the following annual dividends for 2002 to the AGM: o RUR 1.27472 per preferred share. The total amount of dividends to be paid to preferred shareholders will be RUR 309.5 million or 10% of 2002 RAS net profit.
o RUR 0.54347 per ordinary share. The total amount of dividends to be paid to ordinary shareholders will be RUR 396 million or 12.8% of 2002 RAS net profit.
o The total amount of dividends for 2002 is expected to be RUR 705.6 million, compared to RUR 379.6 million for 2001, or 86% higher. The payment schedule will be set by the Board of Directors and announced following the AGM.

     Agenda of the Meeting:

     1. Approval of the Company's annual report, annual financial statements*, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002). 2. Determination of the amount of dividends for 2002, format and the period of dividend payments with respect to shares of each category. 3. Election of the Board of Directors of the Company. 4. Election of the Auditing Commission of the Company. 5. Approval of the external auditor of the Company. 6. Approval of the restated Charter of the Company. 7. Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.
     8. Amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom. 9. Amendments and additions to the Regulations on the Management Board of OJSC Rostelecom. 10. On discontinuation of participation of the Company in the Association of Telecommunication Companies of the Volga Region. 11. On discontinuation of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.
     12. On discontinuation of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region. 13. On discontinuation of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

     Date of occurrence of the fact (event, action): June 15, 2003 Code:
     1200124A15062003

                                 Protocol (1) 1
    of the Annual General meeting of Shareholders of Open Joint Stock Company
          Long-Distance and International Telecommunications Rostelecom
                      based upon operation results of 2002

Moscow
June 20, 2003

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (thereinafter - Company of OJSC "Rostelecom"), located on:

5 Delegatskaya Street, Moscow, 127091, Russia

Form of conducting the Meeting: the joint attendance of shareholders to discuss the items on the agenda and to decide those matters set down for voting, with delivery of Voting ballots prior to the convening of the Meeting.

The date of the meeting is: June 15, 2003.

The venue of the meeting is: the business centre "Five seas" (Moscow, Prospect Mira, All-Russian Fairs Centre (VVC), pav. 38).

Registration of the participants starts at 8:00.

Registration of the participants ends at 12:15

The meeting commences at 10:00.

The counting of votes starts at 12:15.

The meeting terminates after the Registrar's report on the results of the ballot through all the Agenda items, at 13:15. The Registrar served as a Counting Commission.

The address of the Registrar, CJSC "Registrator-Svyaz": 15A Kalanchevskaya Street, Moscow, 107078, Russia.

A number of common shares carrying a voting right is 728,696,320.

A number of common shares participated in the ballot is 461,884,499.

The Chairman of the Shareholders meeting: The Chairman of the Rostelecom Board of Directors Mr. Valery N. Yashin
------------------------------------------

The Secretary of the Shareholders meeting: Mr. Boris A. Epinin
------------------------------------------

The Presidium of the Shareholders meeting: The General Director of OJSC "Rostelecom" Mr. Sergei I. Kuznetsov.
-------------------------------------------

The agenda of the meeting and ballot papers for voting on the agenda items of the meeting were sent by registered mail to each shareholder recorded in the Company register and thus entitled to participate in the Annual General Shareholders meeting as of April 28, 2003.

Agenda of the Meeting:

- Approval of the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).
- Determination of the amount, forms and payment deadlines of dividends for 2002 with respect to shares of each category.
- Election of the Board of Directors of the Company. - Election of the Auditing Commission of the Company. - Approval of the external auditor of the Company for 2002. - Approval of the restated Charter of the Company.
- Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.
- Amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom.
- Amendments and additions to the Regulations on the Management Board of OJSC Rostelecom.
- Termination of participation of the Company in the Association of Telecommunication Companies of the Volga Region.
- Termination of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.
- Termination of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.
- Termination of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

According to the results of the counting by the Counting Commission which functions were carried out by the Registrar, CJSC "Registrator-Svyaz" (Protocol of the Counting Commission # 1 as of June 15, 2002 and Protocol of the quorum determinated as of June 15, 2002, are attached to this Protocol of the General Shareholders Meeting and constitutes its integral part) the total number of shareholders who took part in the Meeting is 730 holding altogether 461,884,499 voting (common) shares, which account for 63.39% of the total number of voting (common) shares. According to the Company's Charter the meeting is deemed valid. Quorum is reached.

The Protocol of the Counting Commission and the Protocol of the quorum determinated, the current Protocol is based on, is made available at CJSC "Registrator-Svyaz" to the address: 15A Kalanchevskaya Street, Moscow, 107078, Russia.

     The result of the ballot on the Agenda items:

1. Approval of the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).

The proposal put forward to the Shareholders meeting is to approve the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).

     Results of the vote count:

     Percentage of the voted shares out of the total number of shares, taking part in the vote 99.76%
.................. ....................... ..................................
                      Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                     460,586,437                     99.72%
.................. ....................... ..................................
.................. ....................... ..................................
Against                   69,909                        0.02%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                 104,838                       0.02%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

To approve the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year
(2002).

2. Determination of the amount, forms and payment deadlines of dividends for 2002 with respect to shares of each category.

     Due to the Board of Directors' recommendations an issue is put forward to the Shareholders meeting on determination of the amount, forms and payment deadlines of dividends upon the r results of the reporting fiscal year
     (2002): - on preferred shares in the amount of 1.27472 Rubles per share (the aggregate payment on preferred shares to account for 10% of net profit); - on common shares in the amount of 0.54347 Rubles per share (the aggregate payment on common shares to account for 12.8% of net profit).

     Pursuant to applicable Russian law and the Company Charter the right to receive the dividends for 2002 is granted to those shareholders who are entered in the shareholders' register at 28 April 2003, that is, at the date of compiling the list of persons entitled to attend the AGM for 2002 (the record date).

     The procedure for payment of dividends to persons included on the list of persons entitled to receive a dividend will be determined by reference to the data recorded in the shareholders' register, namely: - Transfer to the shareholder's bank account; - By post (with deduction of the postal charges); - Cash payment at the Company's cashier offices (only for Company employees).

Results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.73%
.................. ....................... ..................................
                      Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      460,499,214                     99.70%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    66,635                        0.01%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  71,642                        0.02%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

     To pay dividends for 2002 on preferred shares in the amount of 1.27472 Rubles per share from July 1, 2003 till December 31, 2003.

     To pay dividends for 2002 on common shares in the amount of 0.54347 Rubles per share from July 1, 2003 till December 31, 2003.

     To determine the procedure for payment of dividends to persons included on the list of persons entitled to receive a dividend by reference to the data recorded in the shareholders' register, namely: - Transfer to the shareholder's bank account; - By post (with deduction of the postal charges); - Cash payment at the Company's cashier offices (only for Company employees).

3. Election of the Board of Directors of the Company. An issue is put forward to the Shareholders meeting on election of the following candidates to the Board of Directors:
1. Stanislav P. Avdiyants - Executive Director and Director of the Department of Economic and Tariff Policy at OJSC Svyazinvest; 2. Dmitry L. Ankudinov - Vice President of LLC Renaissance Capital; 3. Vadim E. Belov - Deputy General Director of OJSC Svyazinvest; 4. Nikolai P. Yemelianov - Regional Director of Novgorodtelecom brunch, OJSC North-Western Telecom; 5. Sergey I. Kuznetsov-General Director of OJSC Rostelecom; 6. Alexander V. Lopatin - Deputy General Director of OJSC Svyazinvest; 7. Stanislav N. Panchenko- Deputy General Director of OJSC Svyazinvest; 8. Victor A. Polischuk - President of OJSC Russian Telecommunications Network; 9. Irina M. Ragozina - Director of the Corporate Governance Department at OJSC Svyazinvest; 10. Mikhail V. Slipenchuk - General Director of LLC Investment Finance Company METROPOL; 11. Oleg R. Fedorov - Deputy Executive Director of the Association of the investors rights protection and member of the Management Board at the Non-Commercial Partnership "Association of Independent Corporate Directors"; 12. Evgeny V. Yurchenko-Deputy General Director of OJSC Svyazinvest; 13. Valeriy N. Yashin - General Director of OJSC Svyazinvest.

Results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 96.36%
.................. ....................... ..................................
                      Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                  4,894,422,402           96.33%
.................. ....................... ..................................
.................. ....................... ..................................
Against              282,700                 0.01%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained            1,232,957               0.02%
.................. ....................... ..................................

......... ................................ ..................................
  No     Nominee's name                            Number of votes
......... ................................ ..................................
......... ................................ ..................................
1           Stanislav P. Avdiyants           412,781,650
......... ................................ ..................................
......... ................................ ..................................
2           Dmitry L. Ankudinov              6,499,451
......... ................................ ..................................
......... ................................ ..................................
3           Vadim E. Belov                   411,640,737
......... ................................ ..................................
......... ................................ ..................................
4           Nikolai P. Yemelianov            406,664,442
......... ................................ ..................................
......... ................................ ..................................
5           Sergey I. Kuznetsov              418,165,357
......... ................................ ..................................
......... ................................ ..................................
6           Alexander V. Lopatin             410,450,474
......... ................................ ..................................
......... ................................ ..................................
7           Stanislav N. Panchenko           410,363,264
......... ................................ ..................................
......... ................................ ..................................
8           Victor A. Polischuk              410,416,723
......... ................................ ..................................
......... ................................ ..................................
9           Irina M. Ragozina                410,417,907
......... ................................ ..................................
......... ................................ ..................................
10          Mikhail V. Slipenchuk            590,167,268
......... ................................ ..................................
......... ................................ ..................................
11          Oleg R. Fedorov                  121,166,318
......... ................................ ..................................
......... ................................ ..................................
12          Evgeny V. Yurchenko              410,082,125
......... ................................ ..................................
......... ................................ ..................................
13          Valeriy N. Yashin                472,458,295
......... ................................ ..................................

     The Annual General Shareholders meeting resolved:
     to approve election the following persons as members of the Board of Directors of the Company:
     1. Stanislav P. Avdiyants 2. Vadim E. Belov 3. Nikolai P. Yemelianov 4. Sergey I. Kuznetsov 5. Alexander V. Lopatin 6. Stanislav N. Panchenko 7. Victor A. Polischuk 8. Irina M. Ragozina 9. Mikhail V. Slipenchuk 10. Evgeny V. Yurchenko 11. Valeriy N. Yashin

4. Election of the Auditing Commission of the Company. An issue is put forward to the Shareholders meeting on election of the following candidates to the Auditing Commission:

     4.1. On the nominee of Konstantin V. Belyaev

     The proposal put forward to the Meeting is to elect Konstantin V. Belyaev, Chief accountant of OJSC Svyazinvest to the Auditing Commission of the Company.

The results of the vote count:

     Percentage of the voted shares out of the total number of shares, taking part in the vote 99.74%
.................. ....................... ..................................
                       Number of votes    Percentage of the total number of
                                             participants in the Meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      460,172,249                     99.63%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    158,512                       0.03%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  382,581                       0.08%
.................. ....................... ..................................
.................. ....................... ..................................
Invalid                    967,424                       0.21%
.................. ....................... ..................................

     4.2 On the nominee of Yury L. Vodopiyanov

     The proposal put forward to the Meeting is to elect Yury L. Vodopiyanov, Deputy General Director of LLC Metropol Investment Finance Company, to the Auditing Commission of the Company.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.75%

.................. ....................... ..................................
                      Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      91,016,853                      19.71%
.................. ....................... ..................................
.................. ....................... ..................................
Against                  369,334,157                     79.96%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  362,596                       0.08%
.................. ....................... ..................................
.................. ....................... ..................................
Invalid                    967,160                       0.21%
.................. ....................... ..................................

     4.3 On the nominee of Irina V. Prokofieva

     The proposal put forward to the Meeting is to elect Irina V. Prokofieva, Deputy Director, Head of Internal Audit and Economic Analysis OJSC Svyazinvest, to the Auditing Commission of the Company.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.73%
.................. ....................... ..................................
                      Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      460,122,147                     99.62%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    160,783                       0.03%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  382,676                       0.08%
.................. ....................... ..................................
.................. ....................... ..................................
Invalid                   1,003,460                      0.22%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

     to approve election the following persons as members of the Company's Auditing Commission:
1. Konstantin V. Belyaev 2. Irina V. Prokofieva

5. Approval of the external auditor of the Company for 2002.

     The proposal put forward to the Meeting is to approve CJSC Ernst & Young Vneshaudit as the Company's external auditor for 2003 years on Russian accounting standards.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.75%
...................... ................... ..................................
                        Number of votes   Percentage of the total number of
                                             participants in the meeting
...................... ................... ..................................
...................... ................... ..................................
For                        460,307,146                   99.66%
...................... ................... ..................................
...................... ................... ..................................
Against                      170,429                     0.04%
...................... ................... ..................................
...................... ................... ..................................
Abstained                    236,270                     0.05%
...................... ................... ..................................

     The Annual General Shareholders meeting resolved:

     to approve CJSC "Ernst and Young Vneshaudit" as the external auditor of the Company for 2003.

6. Approval of the restated Company's Charter.

     A new version of the Company's Charter is put forward to the Shareholders meeting.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.69%
.................. ....................... ..................................
                      Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      458 911 345                     99,36%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    903 764                       0,20%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  600 598                       0,13%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

     to approve a new version of the Company's Charter.

7. Approval of the restated Regulations on General Meeting of Shareholders of OJSC Rostelecom.

     A new version of the Regulations on the OJSC Rostelecom General Meeting of Shareholders is put forward to the Shareholders meeting.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.74%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      460 331 801                     99,66%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    80 048                        0,02%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  284 206                       0,06%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

     to approve a new version of the Regulations on the OJSC Rostelecom General Meeting of Shareholders.

8. Amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom.

8.1 A proposal is put forward to the Shareholders meeting to introduce amendments and additions to the Regulations on the Board of Directors of OJSC
Rostelecom:

     Restate Clause 7.1 as follows: "For the period of performance by the members of the Board of Directors of their duties, the Company shall remunerate them and compensate costs connected with the performance by members of the Board of Directors of their functions."

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.75%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      460,165,605                     99.63%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    287,702                       0.06%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  257,003                       0.06%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

     to restate Clause 7.1 as follows: "For the period of performance by the members of the Board of Directors of their duties, the Company shall remunerate them and compensate costs connected with the performance by members of the Board of Directors of their functions."

8.2 A proposal is put forward to the Shareholders meeting to introduce amendments and additions to the Regulations on the Board of Directors of OJSC
Rostelecom:

Add the following Clauses 7.3 and 7.4 to Section 7:

"7.3 In addition to the remuneration specified in Clause 7.2 hereof, for fulfilling special assignments set by a decision of the Board of Directors aimed at the adoption, approval and performance of a balanced budget of the Company in accordance with the Company's long-term development plan, members of the Board of Directors may receive remuneration in an amount determined pursuant to Clause
7.4 hereof and depending on the level of the Company's capitalization.

7.4 The personal amount of remuneration of a member of the Board of Directors mentioned in Clause 7.3 hereof shall be determined as the difference between the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors and the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company setting the special assignment.

     7.4.1 In such cases, in order to calculate the amount of remuneration:

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on the receipt of remuneration by such member of the Board of Directors multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on setting the special assignment shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on setting the special assignment multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The conventional block of shares of a given member of the Board of Directors shall comprise the number of ordinary shares of the Company specified in Clause
7.4.3 hereof.

     7.4.2 A member of the Board of Directors shall receive no remuneration if the calculated personal amount of remuneration constitutes a negative quantity.

     7.4.3 In the determination of a personal amount of remuneration of a member of the Board of Directors the aggregate number of ordinary shares used in the calculation of the conventional block of shares of such member of the Board of Directors may not exceed 150,000 ordinary shares of the Company (hereinafter, the "aggregate number of ordinary shares").

     7.4.4 The criteria of accomplishment of special assignments, as well as their substance, procedure, methods, deadlines and other conditions for receipt by members of the Board of Directors of remuneration for the accomplishment of special assignments shall be determined by a decision of the Board of Directors of the Company. The member of the Board of Directors with respect to whom such decision is adopted shall not take part in the vote.

     7.4.5 Prior to the decision on the receipt of remuneration by members of the Board of Directors the accomplishment by members of the Board of Directors of special assignments shall be confirmed by the opinion of the Audit Commission of the Company and/or the external auditor of the Company."

     Clause 7.3 as currently stated shall be Clause 7.5 in the restated version."

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.73%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      90,281,670                      19.55%
.................. ....................... ..................................
.................. ....................... ..................................
Against                  369,937,561                     80.09%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  394,053                       0.09%
.................. ....................... ..................................

     The Annual General Shareholders meeting didn't resolve:

To add the following Clauses 7.3 and 7.4 to Section 7:

"7.3 In addition to the remuneration specified in Clause 7.2 hereof, for fulfilling special assignments set by a decision of the Board of Directors aimed at the adoption, approval and performance of a balanced budget of the Company in accordance with the Company's long-term development plan, members of the Board of Directors may receive remuneration in an amount determined pursuant to Clause
7.4 hereof and depending on the level of the Company's capitalization.

7.4 The personal amount of remuneration of a member of the Board of Directors mentioned in Clause 7.3 hereof shall be determined as the difference between the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors and the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company setting the special assignment.

          7.4.1 In such cases, in order to calculate the amount of remuneration:

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on the receipt of remuneration by such member of the Board of Directors multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on setting the special assignment shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on setting the special assignment multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The conventional block of shares of a given member of the Board of Directors shall comprise the number of ordinary shares of the Company specified in Clause
7.4.3 hereof.

          7.4.2 A member of the Board of Directors shall receive no remuneration if the calculated personal amount of remuneration constitutes a negative quantity.

          7.4.3 In the determination of a personal amount of remuneration of a member of the Board of Directors the aggregate number of ordinary shares used in the calculation of the conventional block of shares of such member of the Board of Directors may not exceed 150,000 ordinary shares of the Company (hereinafter, the "aggregate number of ordinary shares").

          7.4.4 The criteria of accomplishment of special assignments, as well as their substance, procedure, methods, deadlines and other conditions for receipt by members of the Board of Directors of remuneration for the accomplishment of special assignments shall be determined by a decision of the Board of Directors of the Company. The member of the Board of Directors with respect to whom such decision is adopted shall not take part in the vote.

          7.4.5 Prior to the decision on the receipt of remuneration by members of the Board of Directors the accomplishment by members of the Board of Directors of special assignments shall be confirmed by the opinion of the Audit Commission of the Company and/or the external auditor of the Company."

     Clause 7.3 as currently stated shall be Clause 7.5 in the restated version."

8.3 A proposal is put forward to the Shareholders meeting to introduce amendments and additions to the Regulations on the Board of Directors of OJSC
Rostelecom:

In the restated language of Clause 7.5, replace the words "except remuneration" with the words "except remunerations."

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.72%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      90,805,425                      19.66%
.................. ....................... ..................................
.................. ....................... ..................................
Against                  369,408,606                     79.98%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  387,449                       0.08%
.................. ....................... ..................................

     The Annual General Shareholders meeting didn't resolve:

     In the restated language of Clause 7.5, replace the words "except remuneration" with the words "except remunerations."

9. Amendments and additions to the Regulations on the Management Board of OJSC Rostelecom.

9.1. A proposal is put forward to the Shareholders meeting to introduce amendments and additions to the Regulations on the Management Board of OJSC
Rostelecom:

Restate Clause 7.2 as follows: "The Board of Directors shall, on a quarterly basis, consider the determination of the aggregate amount of remuneration of the Management Board of the Company, which may not exceed 0.2% of the Company's net profit as specified in the accounts for the quarter for which the amount of remuneration is determined."

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 96.40%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      458,277,281                     99.22%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    312,716                       0.07%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  529,502                       0.11%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

To restate Clause 7.2 as follows: "The Board of Directors shall, on a quarterly basis, consider the determination of the aggregate amount of remuneration of the Management Board of the Company, which may not exceed 0.2% of the Company's net profit as specified in the accounts for the quarter for which the amount of remuneration is determined."

9.2. A proposal is put forward to the Shareholders meeting to introduce amendments and additions to the Regulations on the Management Board of OJSC
Rostelecom:

Restate Clause 7.3 as follows:

"The amount of monetary remuneration of each member of the Management Board shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the work performed by a particular member of the Management Board.

A decision on the amount of monetary remuneration of a member of the Management Board shall be made at a meeting of the Management Board by a simple majority of votes of the members of the Management Board participating in such meeting. The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote."

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 96.74%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      459,907,079                     99.57%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    326,242                       0.07%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                  447,349                       0.10%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

To restate Clause 7.3 as follows:

"The amount of monetary remuneration of each member of the Management Board shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the work performed by a particular member of the Management Board.

A decision on the amount of monetary remuneration of a member of the Management Board shall be made at a meeting of the Management Board by a simple majority of votes of the members of the Management Board participating in such meeting. The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote."

10 Termination of participation of the Company in the Association of Telecommunication Companies of the Volga Region.

     An issue is put forward to the Shareholders meeting on termination of participation of the Company in the Association of Telecommunication Companies of the Volga Region.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.73%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      458,935,851                     99.36%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    204,048                       0.04%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                 1,537,391                      0.33%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

     to terminate the participation of the Company in the Association of Telecommunication Companies of the Volga Region

11 Termination of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.

An issue is put forward to the Shareholders meeting on termination of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.73%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      458,904,186                     99.34%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    195,305                       0.06%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                 1,535,060                      0.33%
.................. ....................... ..................................

   The Annual General Shareholders meeting resolved:

to terminate the participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.

12 Termination of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.

An issue is put forward to the Shareholders meeting on termination of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.72%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      458,904,186                     99.35%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    195,305                       0.04%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                 1,535,060                      0.33%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

to terminate the participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.

13 Termination of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

An issue is put forward to the Shareholders meeting on termination of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

The results of the vote count:

Percentage of the voted shares out of the total number of shares, taking part in the vote 99.75%
.................. ....................... ..................................
     Result           Number of votes     Percentage of the total number of
                                             participants in the meeting
.................. ....................... ..................................
.................. ....................... ..................................
For                      459,010,357                     99.38%
.................. ....................... ..................................
.................. ....................... ..................................
Against                    188,921                       0.04%
.................. ....................... ..................................
.................. ....................... ..................................
Abstained                 1,514,502                      0.33%
.................. ....................... ..................................

     The Annual General Shareholders meeting resolved:

to terminate the participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

     Chairman of the Shareholders meeting                      Valery N. Yashin

     Secretary of the Shareholders Meeting                     Boris A. Epinin

43. Information on Reorganization of the Issuer, its Subsidiaries and Dependent Companies

     Reorganization of Open Joint Stock Company Rostelecom, its subsidiaries and dependent companies was not performed during the reporting quarter.

44. Additional Material General Information on the Issuer

     No information.

B. Information on the Issuer's Financial and Economic Activity

45. Annual Accounting Statements for Last Three Financial Years

     See Attachment

46. Accounting Statements of the Issuer for the Reporting Quarter

     See Attachment

47. Events Resulting in Increase or Decrease of the Issuer's Assets in the Reporting Quarter by Over 10 Percent

     Mentioned events have not taken place (None)

     Value of issuer's assets as of the end of the quarter preceding the reporting quarter: 41 928 388 thousand rub. Value of issuer's assets as of the end of the reporting quarter: 42 855 539 thousand rub.

     Events Resulting in Increase or Decrease of the Issuer's Assets in the 4-th Quarter by Over 10 Percent

     Mentioned events have not taken place (None)

     Value of issuer's assets as of the end of the quarter preceding the 3-d quarter of last year: 40,412,843 thousand rub. Value of issuer's assets as of the end of the 4-th quarter of last year: 40,949,129 thousand rub.

48. Events Resulting in the Increase in the Issuer's Profit (Loss) in the Reporting Quarter by Over 20 Percent, as Compared with the Previous Quarter

     Date of occurrence of the fact (event, action): July 31, 2003

     The increase is explained by foreign exchange gains as well as income from the restructuring of Rostelecom's debt to the Ministry of Finance.

     The issuer's profit (loss) for the quarter preceding the reporting quarter:
     1 247 986 thousand rub. The issuer's profit (loss) for the reporting quarter: 1 956 421 thousand rub.

49. Information on Establishment and Use of the Issuer's Reserve Fund and Other Special-Purpose Funds

     No funds have been established or used in the reporting quarter.

50. The Issuer's Transactions in the Reporting Quarter Amounting at Least to 10 Percent of the Issuer's Assets as per the End of the Quarter Preceding the Reporting Quarter.

     Mentioned events have not taken place (None)

51. Information on Allocation of Funds Raised by the Issuer as a Result of Placement of Issue Securities.

     The funds were not applied as mentioned above in the reporting quarter.

52. Borrowed Assets Received by the Issuer and Its Subsidiaries in the Reporting Quarter

     Data on the Issuer's borrowed assets as of the end of the reporting quarter:

--------------------- -------------- ----------- ----------- -----------------
     Item Name         Balance at     Received    Paid         Balance at the
                          the        (Thousand   (Thousand      End of the
                      Beginning of    rubles)     rubles)       Reporting
                        the Year                                 Quarter
                       (Thousand                               (Thousand
                        rubles)                                  rubles)
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Long-term Bank              282 701           -       2 016           279 356
Credits
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Other Long-term           4 304 125  2 991 490   3 056 772          4 180 400
Loans
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due        3 039 718           -  2 987 559                  -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Short-term Bank                   -                                         -
Credits
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Employee Bank                     -           -           -                 -
Credits
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Other Short-term                  -           -           -                 -
Loans
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------

53. Accounts Payables and Receivables of the Issuer and Its Subsidiaries for the Reporting Quarter

     Data on the issuer's accounts payable and receivables as of the end of the reporting quarter:

--------------------- -------------- ----------- ----------- -----------------
     Item Name         Balance at    Received    Paid         Balance at the
                           the       (Thousand   (Thousand      End of the
                      Beginning of    rubles)     rubles)       Reporting
                        the Year                                 Quarter
                        (Thousand                               (Thousand
                         rubles) rubles)
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
1) Accounts
Receivables:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
short-term                9 274 870  16 527 378  14 680 259        11 121 989
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due        5 785 781           -  4 524 961          1 260 820
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including over 3          5 785 781           -  4 524 961          1 260 820
months
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
long-term                   533 896         658     533 896               658
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including over 3                  -           -           -                 -
months
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
2) Accounts payable
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
short-term               10 303 024  15 173 239  15 386 395        10 089 868
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including over 3                  -           -           -                 -
months
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
long-term                 6 444 195  2 641 083   3 606 374          5 478 904
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including over 3                  -           -           -                 -
months
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Security:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Received                    132 165      25 104           -           157 269
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including third                   -           -           -                 -
parties
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Granted                     613 277      38 625     332 712           319 190
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including third                   -           -           -                 -
parties
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
3) Bills of Exchange Movement:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Issued Bills of                   -           -           -                 -
Exchange
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
Received Bills of                 -           -           -                 -
Exchange
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including past-due                -           -           -                 -
--------------------- -------------- ----------- ----------- -----------------
--------------------- -------------- ----------- ----------- -----------------
including by:
--------------------- -------------- ----------- ----------- -----------------

54.  Issuer's Financial Investments

     Data on the issuer's financial investments as of the end of the reporting period:

----------------------------- ------------------------------------------------
         Item Name                Investment Amount as of the End of the
                                             Reporting Quarter
                                             (Thousand rubles)
----------------------------- ------------------------------------------------
----------------------------- --------------- ---------------- ---------------
                                Short-term      Long -term         Total
                              (under 1 year)   (over 1 year)
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Investments in the state                   -                -               -
securities of the Russian
Federation
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Investments in the state                   -                -               -
securities of the Subjects
of the Russian Federation
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Investments in the                         -                -               -
securities of the local
authorities
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Investments in shares,                     -        1 340 848       1 340 848
participation interests of
other organizations
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Investments in bonds and           2 528 061          473 228       3 001 289
other debts instruments
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Other loans granted                        -                -               -
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------

----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Investments in the Issuer's                -          548 983         548 983
subsidiaries
----------------------------- --------------- ---------------- ---------------
----------------------------- --------------- ---------------- ---------------
Investments in the Issuer's                -           42 217          42 217
dependent companies
----------------------------- --------------- ---------------- ---------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------
  Financial Investments In Organizations Liquidated In Accordance with the
                               Russian Legislation
------------------------------------------------------------------------------
------------------------ --------------- --------------------- ---------------
      Name of the         Liquidation      Authority Which       Investment
     Organization             date        Made the Decision        Amount
                                            on Liquidation       (Thousand
                                                                   rubles)
------------------------ --------------- --------------------- ---------------
------------------------ --------------- --------------------- ---------------
Commercial Bank          March 19, 2002  The Central Bank of              200
"Credobank"                              the Russian
                                         Federation
------------------------ --------------- --------------------- ---------------
------------------------ --------------- --------------------- ---------------
Limited Liability        April 11, 2002  Moscow Registration             2.38
Company "Artel                           Chamber
Business and
telecommunications"
------------------------ --------------- --------------------- ---------------
------------------------ --------------- --------------------- ---------------
Joint-Stock Commercial   December 19,    The Central Bank of             1.72
Bank "Tokobank"          2001            the Russian
                                         Federation
------------------------ --------------- --------------------- ---------------
------------------------ --------------- --------------------- ---------------
Total                                                                   204.1
------------------------ --------------- --------------------- ---------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------
  Financial Investments In Organizations Considered Bankrupt In Accordance
                            with Russian Legislation
------------------------------------------------------------------------------
------------------------ --------------- --------------------- ---------------
      Name of the         Liquidation      Authority Which       Investment
     Organization             date        Made the Decision        Amount
                                            of Liquidation       (Thousand
                                                                   rubles)
------------------------ --------------- --------------------- ---------------
------------------------ --------------- --------------------- ---------------
None
------------------------ --------------- --------------------- ---------------
------------------------ --------------- --------------------- ---------------
Total                                                                       -
------------------------ --------------- --------------------- ---------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
-------------------------------------------------------------- ---------------
Issuer's Assets as of the End of the Reporting Period          42 855 539
(Thousand rubles)
-------------------------------------------------------------- ---------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------
  Financial Investments In Organizations Constituting 10 or More Percent of
         the Issuer's Assets as of the End of the Reporting Quarter
------------------------------------------------------------------------------
------------------------ ------------------------------------- ---------------
      Name of the        Investment Amount (Thousand rubles)      Share of
     Organization                                                  Assets
------------------------ ------------------------------------- ---------------
------------------------ ------------------ ------------------ ---------------
None
------------------------ ------------------ ------------------ ---------------
------------------------ ------------------ ------------------ ---------------
Total                                                       -        0%
------------------------ ------------------ ------------------ ---------------

55. Other Material Information on the Issuer's Financial and Economic Activity

     No information

C.   Data on the Issuer's Securities

56.  Data on the Issuer's Shares

     Issue Number: 1
     Category: Ordinary
     Form of Shares: registered non-documentary shares
     Nominal Price of One Issued Share: 0.0025

     Number of Issued Shares: 700,312,800
     Total Issue Amount: 1,750,782

     Data on the Issue State Registration:
     Date of Registration: November 10, 1993
     Registration Number: 73-I"n"-1947
     Body of State Registration: Financial authorities

     Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

     Present Issue State: Securities have been partially redeemed
     (cancelled)
     Number of Placed Securities in Accordance with the Registered Report of the Issue: 700,312,800
     Number of Outstanding Securities: 700,276,141
     Number of Redeemed (Cancelled) Securities: 36,659

     Data on State Registration of the Report of the Issue:
     Registration Date: August 9, 1999
     Body of State Registration: FCSM

     Limitations on circulation of issue securities (if any): None

     Market information on the issue securities:

          Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

a) Moscow Interbanking Currency Exchange (MICEX). Address: build. 1, 1-13 Bolshoy Kislovsky Pereulok. Telephone: 234-4816. General Director:
          A.I. Potemkin. Agreement No. 112.8-2.8, dated 03 February 2003.

b) Noncommercial Partnership RTS Stock Exchange. Address: 15 Chayanova Ulitsa. Telephone: 705-9031. President: Vladislav Strel'tsov. Cooperation Agreement No. 85-2.8, dated 20 March 2003.

c) The ordinary shares of the Company are traded as the level II American depositary receipts (ADR) on the New-York, London, Berlin, Frankfurt, Dusseldorf, Stuttgart, Bavaria, and Hamburg stock exchanges. The options for ADRs are traded on the Chicago Stock Exchange.

     Additional material information on the issue securities:

          In accordance with the privatization plan approved by the Resolution No. 1507-r of the State Property Committee, dated August 27, 1993, the amount of the charter capital of the issuer was 2,334,376,000 (two billion three hundred thirty-four million three hundred seventy-six thousand) non-denominated rubles; 2,334,376 registered shares were issued with the nominal value of 1,000 non-denominated rubles, including 583,594 Class A and 47,007 Class B preferred shares, and 1,703,775 ordinary shares.

          The shares were issued in non-documentary form.

          The state registration of the shares of Joint Stock Company of the Open Type Rostelecom for the amount of 2,334,376,000 non-denominated rubles, including 1,703,775 ordinary shares for the amount of 1,703,775,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles and 630,601 preferred shares for the amount of 630,601,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles was effected by the Finance Department of the Government of Moscow (Letter No. 06-22/1947, dated November 15, 1993) in accordance with the Resolution No. 547 of the Government of the Russian Federation, dated 4 August 1992. The code of the state registration No. 71-I "n" - 1947 was assigned to the issue of shares on November 10, 1993.

          The initial placement of the shares of OJSC Rostelecom was effected in accordance with the requirements of the First variant of privatization privileges. The date of disclosure of the information on the issuance and the date of the beginning of the initial placement was November 30, 1993, the relevant announcement having been published in "Rossiiskaya Gazeta," on November 30, 1993.

          The shares were distributed on the basis of the applications of shareholders, the minutes of the meetings of the employees' representatives, the minutes of the meeting of the commission on privatization and minutes of the auctions for the sale of shares.

          The following shares were placed through private subscription, which took place from November 30, 1993 to January 13, 1994:

- 9.16% of the ordinary shares were placed among employees and former employees of the company on preferential terms (with a 30% discount from the nominal value);

- 4.94% of the ordinary shares were placed among executive officers of the administration at the nominal value;

- 25% of the preferred shares were placed among employees and former employees of the company without charge;

- 38% of the ordinary shares were retained at the disposition of the State Property Committee for the three-year period; and

- 22.9% of the ordinary shares were retained at the disposition of the Russian Fund of Federal Property for the sale at auctions.

          21.88% of the shares were sold at the interregional voucher auction held by the Russian Fund of Federal Property from March 14, 1994 to April 12, 1994. The auction resulted in the one to eighty split of the shares. After the split the total amount of the ordinary shares amounted to 140,062,560 and the total amount of the preferred shares to 46,687,520 with the nominal value of 12.5 non-denominated rubles.

          April 28, 1994 is considered as the date of completion of the initial placement of the shares, which was the date of the closing of the voucher auction (Minutes No. 9358 of the voucher auction held by the Russian Fund of Federal Property, dated April 28, 1994) and the date of the global operation in the shareholders register. The special cash auction held by the Russian Fund of Federal Property from July 10, 1995 to August 11, 1995, on which 0.87% of the shares were sold, resulted in the subsequent one to five split of the shares. As a result the nominal value of the shares amounted to 2.5 of non-denominated rubles, the total amount of the ordinary shares amounted to 700,312,800 shares, including 18,802,800 Class B registered preferred shares and 233,437,600 Class A preferred shares.

          As a result of the change of the face value of the ruble on January 1, 1998, the nominal value of the shares amounted to 0.0025 ruble. In addition, two cash auctions were held on July 26, 1994 (0.13% shares were sold) and 31 January 1996 (0.022% of the shares were sold).

          The date of the global operation in the shareholders register was April 28, 1994. Closed Joint Stock Company Irkol, the specialized registrar, effected the global operation (Agreement No. 188 on Registrar Services, dated 7 April 1994). The registered address of the registrar: build. 1, 7 Novatorov Unlitsa, Moscow 107078. Telephone:
          208-1515. General Director: Vladislav Victorovich Moskalchuk.

          On July 8, 1997 the Russian Fund of Federal Property transferred 354,825,200 ordinary shares as the contribution into the charter capital of Open Joint Stock Company Svyazinvest, which amounted to 38.005% of the charter capital of the Company.

     Issue Number: 1
     Category: Preferred
     Class: A
     Form of Shares: registered non-documentary shares
     Nominal Price of One Issued Share: 0.0025

     Number of Issued Shares: 233,437,600
     Total Issue Amount: 583,594

     Data on the Issue State Registration:
     Date of Registration: November 10, 1993
     Registration Number: 73-I"n"-1947
     Body of State Registration: Financial authorities

     Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

     Present Issue State: Securities have been partially redeemed (cancelled) Number of Placed Securities in Accordance with the Registered Report of the Issue: 233,437,600
     Number of Outstanding Securities: 233,358,300
     Number of Redeemed (Cancelled) Securities: 79,300

     Data on State Registration of the Report of the Issue:
     Registration Date: August 9, 1999
     Body of State Registration: FCSM

     Limitations on Circulation of Issue Securities (if any): None

     Market Information on the Issue Securities:

          Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

a) Moscow Interbanking Currency Exchange (MICEX). Address: build. 1, 1-13 Bolshoy Kislovsky Pereulok. Telephone: 234-4816. General Director:
          A.I. Potemkin. Agreement No. 112.8-2.8, dated 03 February 2003.

b) Noncommercial Partnership RTS Stock Exchange. Address: 15 Chayanova Ulitsa. Telephone: 705-9031. President: Vladislav Strel'tsov. Cooperation Agreement No. 85-2.8, dated 20 March 2003.

     Additional Material Information on the Issue Securities: No information

     Issue Number: 2
     Category: Ordinary
     Form of Shares: registered non-documentary shares
     Nominal Price of One Issued Share: 0.0025

     Number of Issued Shares: 28,420,603
     Total Issue Amount: 71,051.5075

     Data on the Issue State Registration:
     Date of Registration: August 16, 1999
     Registration Number: 1-02-00124-A
     Body of State Registration: FCSM

     Offering Method: conversion in the course of reorganization
     Offering Period: from August 28, 2000 to August 28, 2000

     Present Issue State: Placement has been completed
     Number of Placed Securities in Accordance with the Registered Report of the Issue: 28,420,179

     Data on State Registration of the Report of the Issue:
     Registration Date: October 11, 2000
     Body of State Registration: FCSM

     Limitations on Circulation of Issue Securities (if any): none

     Market Information on the Issue Securities:
     See paragraph 56

     Additional Material Information on the Issue Securities:
     No information

     Issue Number: 2
     Category: A
     Form of Shares: registered non-documentary shares
     Nominal Price of One Issued Share: 0.0025

     Number of Issued Shares: 9,473,534
     Total Issue Amount: 23,683.835

     Data on the Issue State Registration:
     Date of Registration: August 16, 1999
     Registration Number: 2-02-00124-A
     Body of State Registration: FCSM

     Offering Method: conversion in the course of reorganisation
     Offering Period: from August 28, 2000 to August 28, 2000

     Present Issue State: placement has been completed
     Number of Placed Securities in Accordance with the Registered Report of the Issue: 9,473,169

     Data on State Registration of the Report of the Issue:
     Registration Date: October 11, 2000
     Body of State Registration: FCSM

     Limitations on Circulation of Issue Securities (if any):  none

     Market Information on the Issue Securities:  see paragraph 56

     Additional Material Information on the Issue Securities:
     no information

     57. Data on the Issuer's Bonds

     No bonds have been issued by the issuer

D.   Other Data on the Issuer's Securities

58, 59, 60.  Rights of the Issuer's Shareholders.
             Dividends on the Issuer's Shares

58.1

     Category of Shares: preferred
     Class: A
     Form of Shares: registered non-documentary shares
     Full Name of Category/ Class of Authorized Shares: class A preferred shares
     Holder Rights for Shares of this Category (Class):

          10.1. Each preferred share of Class A shall provide to its holder an equal scope of rights.

          10.2. The holders of preferred shares of the Company shall not be entitled to vote at a General Shareholders' Meeting unless the applicable laws of the Russian Federation and this Charter provide for otherwise.

          10.3. The holders of preferred shares of Class A shall be entitled to receive a fixed annual dividend, unless this Charter stipulates otherwise. The total amount payable as a dividend on each preferred share of Class A shall be established as 10 (ten) percent of the Company's net profits upon results of the last financial year, divided by the number of shares constituting 25 (twenty five) percent of the Charter Capital of the Company. Herewith, if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable as dividend on each preferred share of Class A, the amount of the latter dividend may be increased up to the amount of the dividend payable on ordinary shares.

          10.4. Each holder of a preferred share of Class A shall be entitled:

          10.4.1. to sell and otherwise dispose of the shares held at any time without a prior agreement with the other shareholders or approval from the bodies of the Company;

          10.4.2. to participate in a General Shareholders' Meeting with the right to vote on issues relating to reorganization and liquidation of the Company;

          10.4.3. the holders of preferred shares of Class A are entitled to vote at the meetings of shareholders in cases when the adoption of amendments or additions to this Charter shall involve restriction of rights of the holders of preferred shares, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation quota payable on preferred shares of the previous order of priority, or in the case of providing to the holders of preferred shares of other types of privileges in respect of the order of priority for paying the dividend and (or) liquidation value of the shares.

          The holders of preferred shares of Class A, the amount of dividend on which is established in this Charter, shall be entitled to participate in a General Shareholders' Meeting with the right to vote on all issues on the meeting's agenda, starting from the meeting following an annual General Shareholders' Meeting, which has decided not to pay out the dividends or has decided to pay out only a part of the dividends on preferred shares of Class A. The right of holders of preferred shares of Class A to participate in a General Shareholders' Meeting shall be terminated as of the moment the dividends on such shares are paid in full;

          10.4.4. in the event of the Company's liquidation, to receive a part of the property or the value of a part of the property remaining after settlements with the Company's creditors. Herewith, the property remaining after the creditors' claims have been satisfied, shall be used to effectuate payments through the following procedure:

          - available unpaid dividends on preferred shares of Class A shall be paid out;

          - holders of preferred shares of Class A shall be paid the nominal value of the shares they hold;

          - the remaining property shall be distributed among the holders of preferred shares of Class A and of ordinary shares in proportion to their shareholdings in the total number of the shares placed by the Company, adjusted for the value of the preferred shares of Class A (liquidation value of preferred shares of Class A) paid out earlier;

          10.4.5. to receive from the Company's Registrar extracts from the shareholders register and other information through the procedure stipulated for the holders of ordinary shares of the Company in Clause
          9.2.5. hereof;

          10.4.6. to receive information contained in the Company's documents listed in Clause 9.2.6. hereof, through the procedure stipulated by this Charter for the holders of ordinary shares of the Company;

          10.4.7. to exercise rights specified in Clauses 9.2.1., 9.2.7., 9.2.8., 9.2.9. hereof, in accordance with the applicable laws and this Charter.

     Period: 2000
     Dividends Accrued per Share (rub): 0.4243
     Total Amount of Dividends Accrued to Shares of this Category (Class)
     (rub): 103 033 392
     Total Amount of Dividends Paid to Shares of this Category (Class)
     (rub): 101 958 034

     Period: 2001
     Dividends Accrued per Share (rub): 0.919524
     Total Amount of Dividends Accrued to Shares of this Category (Class)
     (rub): 223 289 290
     Total Amount of Dividends Paid to Shares of this Category (Class)
     (rub): 216 585 350

     Period: 2002
     Dividends Accrued per Share (rub): 1.27472
     Total Amount of Dividends Accrued to Shares of this Category (Class)
     (rub): 309 542 130
     Total Amount of Dividends Paid to Shares of this Category (Class)
     (rub): 0

     Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

58.2

     Category of Shares: ordinary
     Form of Shares: registered non-documentary
     Full Name of Category/ Class of Authorized Shares: ordinary
     Holder's Rights for Shares of this Category (Class):

          9.1. Each ordinary share of the Company shall provide to its holder an equal scope of rights.

          9.2. Each holder of ordinary shares of the Company shall be entitled:

          9.2.1. to sell and otherwise dispose of the shares held at any time without a prior agreement other shareholders or approval from the bodies of the Company;

          9.2.2. to participate in a General Shareholders' Meeting with the right to vote on all issues within its competence. In the event that the shareholder has acquired the ownership of the shares after the approval by the Board of Directors of the list of shareholders entitled to participate in the General Shareholders' Meeting, the shareholder shall be entitled to participate in the meeting only on the basis of a power of attorney issued by the former holder of the shares;

          9.2.3. to receive dividends if such are declared and paid out through the procedure stipulated by this Charter;

          9.2.4. to receive a part of the property or the value of a part of the Company's property remaining during the Company's liquidation, after the settlements with creditors, in proportion to the shares held by the shareholder, through the procedure and in the order stipulated by the applicable laws of the Russian Federation and this Charter;

          9.2.5. to receive from the Company's registrar extracts form the shareholders register certified with the registrar's seal, to receive information on its personal account as well as other information provided for by the legal acts of the Russian Federation, in the form, on the conditions, through the procedure and within the term established in the Regulations on Maintaining the Shareholders' Register approved by the Company's registrar within its authority;

          9.2.6. to obtain information contained in this Charter, the Certificate of State Registration of the Company and other Company documents other than documents containing state or commercial secrets;

          9.2.7. in cases provided for by the applicable laws of the Russian Federation, to defend, through legal procedures, its infringed civil rights and demand recovery for damages suffered from the Company;
          9.2.8. to require from the Company a buy-out of all or a part of the holder's shares, in cases and through the procedure stipulated by the applicable laws of the Russian Federation; 9.2.9. to sell shares to the Company in the event that the Company decides to buy-out such shares;

          9.2.10. to require from the Company an extract from the list of persons entitled to participate in the general meeting of the shareholders, containing information on the shareholder.

          A shareholder has to pay for the services related to the provision of the required documents in accordance with the price list approved by the Management Board of the Company. Herewith, the prices for such services shall not exceed the cost of making copies of the documents and sending the documents by mail.

          9.3. A shareholder or a group of shareholders holding, in aggregate, not less than 2 (two) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, as of the date of proposing issues to the agenda, are entitled to introduce issues into the agenda for the annual shareholders meeting, as well as to propose candidates to the Board of Directors, the Audit Commission and the counting commission of the Company for the election, at the annual or extraordinary General Shareholders' Meeting, through the procedure, on conditions and within the term established by this Charter.

          9.4. A shareholder or a group of shareholders holding, in aggregate, not less than 10 (ten) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, is entitled:

               - to require the convening of and, in cases stipulated by the applicable laws of the Russian Federation, to convene an extraordinary General Shareholders' Meeting of the Company;
               - to require the revision (audit) of the financial and business activities of the Company.

          9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

          9.7 The Company's shareholders shall have the right of access to the documents provided for under Section 35.1 of this Charter in the manner determined under Article 91 of the Federal Law "On Joint Stock Companies" and Article 35 of this Charter.

     Period: 2000
     Dividends Accrued per Share (rub): 0.1634
     Total Amount of Dividends Accrued to Shares of this Category (Class)
     (rub): 119 068 978
     Total Amount of Dividends Paid to Shares of this Category (Class)
     (rub): 117 577 411

     Period: 2001
     Dividends Accrued per Share (rub): 0.214496
     Total Amount of Dividends Accrued to Shares of this Category (Class)
     (rub): 156 302 518
     Total Amount of Dividends Paid to Shares of this Category (Class)
     (rub): 153 509 673
     Dividends on Shares of this Category (Class):

     Period: 2002
     Dividends Accrued per Share (rub): 0.54347
     Total Amount of Dividends Accrued to Shares of this Category (Class)
     (rub): 396 024 589
     Total Amount of Dividends Paid to Shares of this Category (Class)
     (rub): 0

     Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

61. Limitations on the Circulation of Securities

     See paragraphs 56 and 57

62. Other Material Information on the Issuer's Securities

     No information

                                      ANNEX

                               Accounting Reports

                               as of June 30, 2003

                                  BALANCE SHEET

as of June 30, 2003

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles

-------------------------------- ------ -------------------- ----------------
             ASSET               Line    At the beginning     At the end of
                                 code    of the reporting     the reporting
                                              period             period
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
               1                   2             3                  4
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
   I. NON-CIRCULATING ASSETS
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Intangible assets (04, 05)        110                    21               20
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     patents, licenses,           111                    21               20
     trademarks (service
     marks), other similar
     rights and assets
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     formation expenses           112                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     goodwill                     113                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Fixed assets (01, 02, 03)         120            17 143 830       15 520 525
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     land plots and natural       121                   137              215
     resources
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     buildings, plant and         122            10 843 424        9 414 453
equipment
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Construction in progress (07,     130             2 863 205        4 064 037
08, 16, 61)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Profitable investments in         135                     -                -
tangible assets (03)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     property for leasing         136                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     property provided under      137                     -                -
lease contract
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Long-term financial               140             2 517 331        2 414 320
investments (06, 82)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     investments in               141               560 677          548 983
subsidiaries
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     investments in dependent     142                30 582           42 217
companies
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     investments in other         143             1 340 838        1 340 848
organizations
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     loans to organizations       144                 9 044            9 044
payable in more than 12 months
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     other long-term financial    145               576 190          473 228
investments
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Other non-circulating assets      150               385 225          421 898
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
TOTAL for Section I               190            22 909 612       22 420 800
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
    II. CIRCULATING ASSETS
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Inventories                       210               690 868          827 248
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     raw materials,                                 526 354          540 582
     consumables, and other       211
     assets (10, 12, 13, 16)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     livestock in breeding and    212                     -                -
     feeding (11)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     work in progress costs                          53 753           55 707
     (distribution costs)         213
     (20, 21, 23, 29, 30, 36,
     44)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     finished products and        214                 6 450            6 439
     goods for resale (16, 40,
     41)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     shipped goods (45)           215                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     deferred expenses (31)       216               104 311          224 520
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     other reserves and           217                     -                -
     expenses
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Value-added tax on acquired       220             1 988 908        2 012 831
     assets (19)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Accounts receivable (payment      230               533 896              658
expected more than 12 months
after the reporting date)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     buyers and customers (62,    231               160 836                -
76, 82)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     bills of exchange            232                     -                -
receivable (62)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     amounts owed by                                      -                -
     subsidiaries and             233
     dependent companies (78)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     advances made (61)           234               373 060                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     other debtors                235                     -              658
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Accounts receivable (payment      240             9 274 870       11 121 989
expected within 12 months of
the reporting date)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     buyers and customers (62,    241             7 454 699        7 736 001
76, 82)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     bills of exchange            242                     -                -
receivable (62)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     amounts owed by              243                     -                -
     subsidiaries and
     dependent companies (78)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     amounts owed by              244                     -                -
     participants (founders)
     in respect of
     contributions to charter
     capital (75)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     advances made (61)           245               564 398          570 196
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     other debtors                246             1 255 773        2 815 792
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Short-term financial              250             4 259 058        2 952 426
     investments (56, 58, 82)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     including:                                     426 624          424 365
     loans to organizations       251
     payable in less than 12
     months
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     own shares redeemed from     252                     -                -
     shareholders
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     other short-term             253             3 832 434        2 528 061
     financial investments
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Monetary assets                   260             1 291 917        3 519 587
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     cash (50)                    261                 1 626            3 008
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     settlement accounts (51)     262               700 732        2 774 796
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     foreign-currency accounts    263               274 094          272 461
     (52)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     other monetary assets        264               315 465          469 322
     (55, 56, 57)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Other circulation assets          270                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
TOTAL for Section II              290            18 039 517       20 434 739
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
BALANCE (sum of lines 190+290)    300            40 949 129       42 855 539
-------------------------------- ------ -------------------- ----------------


-------------------------------- ------ -------------------- ----------------
          LIABILITIES            Line    At the beginning     At the end of
                                 code    of the reporting     the reporting
                                              period             period
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
               1                   2             3                  4
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
   III. CAPITAL AND RESERVES
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Charter capital (85)              410                 2 429            2 429
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Additional capital (87)           420            12 496 708       12 415 901
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Reserve capital (86)              430                   364              364
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     statutory reserves           431                   364              364
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     reserves formed in                                   -                -
     accordance with              432
     foundation documents
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Social fund (88)                  440                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Special-purpose financing and     450                     -                -
     receipts (96)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Retained earnings of previous     460             6 797 055        6 121 711
     years (88)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Uncovered losses of previous      465                     -                -
     years (88)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Undistributed profit of the       470                     -        3 204 407
     reporting year (88)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Uncovered losses of the           475                     -                -
     reporting year (88)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
TOTAL for Section III             490            19 296 556       21 744 812
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
   IV. LONG-TERM LIABILITIES
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Loans and credits (92, 95)        510               847 687        2 881 230
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     bank credits repayable                               -                -
     more than 12 months after    511
     the reporting date
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     loans repayable more than                      847 687        2 881 230
     12 months after the          512
     reporting date
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Other long-term liabilities       520             6 444 195        5 478 904
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
TOTAL for Section IV              590             7 291 882        8 360 134
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
   V. SHORT-TERM LIABILITIES
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Loans and credits (90, 94)        610             3 667 780        1 578 526
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     bank credits repayable                          50 301           87 946
     within 12 months of the      611
     reporting date
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     loans repayable within 12    612             3 617 479        1 490 580
     months of the reporting
     date
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Accounts payable                  620            10 303 024       10 089 868
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     suppliers and contractors    621             7 351 772        7 088 003
     (60, 76)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     bills of exchange payable    622                     -                -
     (60)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     amounts owed to                                      -                -
     subsidiaries and             623
     dependent companies (78)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     amounts owed to employees    624                54 609           97 722
     (70)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     amounts owed to state        625                 9 976           29 221
     extrabudgetary fund (69)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     amounts owed to the          626               718 035          893 692
     budget (68)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     advances received (64)       627               319 298          219 298
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     other creditors              628             1 849 334        1 761 932
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Income payable to participants    630                47 593          739 452
(founders) (75)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Deferred income (83)              640               342 294          342 747
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Provisions for expenses (89)      650                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Other short-term liabilities      660                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
TOTAL for Section V               690            14 360 691       12 750 593
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
BALANCE (sum of lines 490 +       700            40 949 129       42 855 539
590 + 690)
-------------------------------- ------ -------------------- ----------------


                                    STATEMENT
                        OF ASSETS ON OFF-BALANCE ACCOUNTS

-------------------------------- ------ -------------------- ----------------
             Item                Line    At the beginning     At the end of
                                 code    of the reporting     the reporting
                                              period             period
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
               1                   2             3                  4
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Rented fixed assets (001)         910                 1 012              978
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
     including leased assets      911                     -                -
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Valuables in custody (002)        920                 3 721            3 539
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Consigned goods (004)             930                    43              187
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Bad debts written off as          940                 6 345           23 217
losses (007)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Received security for             950               132 165          157 269
obligations and payments (008)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Issued security for               960               613 277          319 190
obligations and payments (009)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Depreciation of housing (014)     970               221 803          221 803
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Depreciation of amenities and     980                   670              670
similar facilities (015)
-------------------------------- ------ -------------------- ----------------
-------------------------------- ------ -------------------- ----------------
Registered forms                  990                    21              295
-------------------------------- ------ -------------------- ----------------

                         STATEMENT OF PROFIT AND LOSSES

as of June 30, 2003

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles

------------------------------------ ------ ---------------- ----------------
               Item                  Line       For the       For the same
                                     code      reporting      period of the
                                                period       preceding year
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
                 1                     2           3                4
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
 I. Income and expenses for usual activities
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Proceeds (net) from sale of goods,               12 942 645        9 962 752
products, work, services (less the    010
VAT, excises, and similar
obligatory payment)
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Cost price of goods, products,        020         8 724 739        5 890 149
work, and service sold
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Gross profit                          029         4 217 906        4 072 603
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Trading costs                         030                 -                -
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Management costs                      040                 -                -
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Profit (loss) from sales (lines       050         4 217 906        4 072 603
(010 - 020 - 030 - 040))
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
 II. Operating income and expenses
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Interest receivable                   060           127 145           97 180
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Interest payable                      070           108 565          210 428
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Income from participation in other    080            25 312           80 573
organizations
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Other operating income                090         5 079 560        2 140 698
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Other operating expenses              100         5 638 483        3 149 313
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
III. Non-sales income and expenses
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Non-sales income                      120         3 881 300          236 276
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Non-sales expenses                    130         3 251 593        1 149 915
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Profit (loss) before tax (lines       140         4 332 582        2 117 674
(050 + 060 - 070 + 080 + 090 - 100
+ 120 - 130))
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Tax on profit and other similar       150         1 121 032          534 085
compulsory payments
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Profit (loss) from usual activities   160         3 211 550        1 583 589
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
   IV. Extraordinary income and expenses
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Extraordinary income                  170                 -                -
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Extraordinary expenses                180             7 143                -
------------------------------------ ------ ---------------- ----------------
------------------------------------ ------ ---------------- ----------------
Net profit (undistributed profit      190         3 204 407        1 583 589
(loss) for the reporting period)
(lines (160 + 170 - 180))
------------------------------------ ------ ---------------- ----------------


                       INDIVIDUAL INCOME AND EXPENSE ITEMS

------------------------------- ------- ---------------- --------------------
             Item               Line        For the         For the same
                                 code      reporting           period
                                            period        of the preceding
                                      year
------------------------------- ------- ---------------- --------------------
------------------------------- ------- -------- ------- ---------- ---------
                                        profit    loss    profit      Loss
------------------------------- ------- -------- ------- ---------- ---------
------------------------------- ------- -------- ------- ---------- ---------
              1                   2        3       4         5         6
------------------------------- ------- -------- ------- ---------- ---------
------------------------------- ------- -------- ------- ---------- ---------
Fines, penalties,  and charges   210       228      244    13 754      544
acknowledged   by   payer   or
payable    pursuant   to   the
decision of a court  (arbitral
tribunal)
------------------------------- ------- -------- ------- ---------- ---------
------------------------------- ------- -------- ------- ---------- ---------
Accumulated income (loss)        220    453 426  478 577   16 829    179 227
------------------------------- ------- -------- ------- ---------- ---------
------------------------------- ------- -------- ------- ---------- ---------
Compensation     for    losses   230    1 698       184     1 869      81
caused  by  nonperformance  or
undue      performance      of
obligations
------------------------------- ------- -------- ------- ---------- ---------
------------------------------- ------- -------- ------- ---------- ---------
Exchange-rate  differences  in   240    423 392  328 075   200 542    694 840
foreign-exchange operations
------------------------------- ------- -------- ------- ---------- ---------
------------------------------- ------- -------- ------- ---------- ---------
Reduction  of  cost  price  of   250       -        -       -          -
manufacturing   inventory   by
the   end  of  the   reporting
period
------------------------------- ------- -------- ------- ---------- ---------
------------------------------- ------- -------- ------- ---------- ---------
Write-off of  receivables  and   260       133   16 877     173        605
payables  upon  expiration  of
limitation period
------------------------------- ------- -------- ------- ---------- ---------